As filed with the Securities and Exchange Commission March 22, 2007

File No. 333-135585

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER THE

 SECURITIES ACT OF 1933

GlobalTel IP, Inc.

_______________________________________________

(Name of Small Business Issuer as Specified in its Charter)

Florida	4813	65-0958798
__________________________	_____________________	_______________________
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7999 North Federal Highway, Suite 401

Boca Raton, FL 33487

(561) 939-3300

__________________________________________

(Address and Telephone Number of

Principal Executive Offices and Principal Place of Business)

Larry M. Reid

7999 North Federal Highway, Suite 401

Boca Raton, FL 33487

(561) 939-3300

_______________________________________________________

(Name, Address and Telephone Number of Agent for Service)

___________________________

With Copies to:

Jonathan B. Reisman, Esq.

Reisman & Associates, P.A.

6975 N.W. 62nd Terrace

Parkland, FL 33067

(954) 344-0809

Facsimile (928) 569-8195

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of shares to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $.001 par value	6,535,000	$.25	$1,443,125	$154.42
Common Stock, $.001 par value	7,102,925 (1)	$.24 (2)	$1,704,702 (2)	$182.41

(1)

Includes 812,500 shares of common stock which may be acquired upon exercise of outstanding warrants.

(2)

Estimated solely for purpose of calculating the registration fee based upon the average of the bid and asked prices of a share of the registrant’s common stock on March 21, 2007 pursuant to the provisions of Rules 457(c) and (g) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

GLOBALTEL IP, INC.

13,637,925 shares of Common Stock

This prospectus relates to (a) 5,722,500 shares of our outstanding common stock which may be offered for sale by selling stockholders named in this prospectus, (b) 812,500 shares of our common stock which may be acquired upon exercise of outstanding warrants and (c) 7,102,925 shares of our common stock which will be distributed by Interactive Media Technologies, Inc. to its stockholders.

We will not receive any proceeds from sales of shares to be sold by the selling stockholders or shares which will be distributed by Interactive Media Technologies, Inc. We may receive proceeds of up to $131,000 if the warrants are exercised. We will bear the costs and expenses of registering all the common stock to which this prospectus relates.

In connection with the offering of the 812,500 shares underlying warrants, there is no minimum amount of shares that must be sold if any shares are to be sold.

Until such time, if any, as our shares become quoted on the OTC Bulletin Board, the price at which shares sold by the selling stockholders other than Interactive Media Technologies, Inc. will be $.25 per share. If our shares become quoted on the OTC Bulletin Board, those selling stockholders may sell their shares in one or more transactions on the over-the-counter market, in negotiated transactions, or through a combination of those methods of distribution, at prices related to prevailing market prices or at negotiated prices.

Each of the selling stockholders may be deemed to be an “underwriter” as that term is defined in the Securities Act of 1933.

An investment in the shares involves substantial risks and is highly speculative. See “Risk Factors” beginning on page *____*  of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2007.

In making a decision whether to buy our common stock, you should only rely on the information contained in this prospectus. The information in this prospectus may only be accurate on the date of this prospectus.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	6
Our business	6
Corporate information	6
The offering	7
Summary Financial Information	8
RISK FACTORS	8
FORWARD LOOKING STATEMENTS	21
DILUTION	22
USE OF PROCEEDS	22
MANAGEMENT'S DISCUSSION AND ANALYSIS	23
Off-balance sheet arrangements	25
OUR BUSINESS	25
Background	26
VoIP Technology	26
VoIP Industry Overview	28
Our VoIP Operations	29
Our VoIP Service Offerings	30
Marketing	31
Customer Service	32
Competition	32
Intellectual Property	35
Physical Property	35
Employees	36
REGULATION	36

5

MANAGEMENT	45
Executive Officers and Directors	45
Executive Compensation	46
Summary Compensation Table	47
Options Grants Table	47
Aggregated Option Exercises in Last Fiscal Year and Fiscal-Year End Option Values	48
Long-term Incentive Plans- Awards in Last Fiscal Year	48
Compensation of Directors	50
Employment Contracts and Termination of Employment and Changes in Control Arrangements	50
Equity Securities Authorized for Issuance with Respect to Compensation Plans	50
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	50
MARKET FOR COMMON EQUITY AND CERTAIN STOCKHOLDER MATTERS	51
DESCRIPTION OF CAPITAL STOCK	51
CERTAIN TRANSACTIONS	52
SHARES ELIGIBLE FOR FUTURE SALE	54
THE SELLING SHAREHOLDERS	55
PLAN OF DISTRIBUTION	57
INDEMNIFICATION	59
LEGALITY OF SHARES	60
LEGAL PROCEEDINGS	60
EXPERTS	60
ADDITIONAL INFORMATION	60
FINANCIAL STATEMENTS	F-1

6

We have not taken any action to permit a public offering of our shares of common stock outside of the United States or to permit the possession or distribution of this prospectus outside of the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

In this prospectus, “GlobalTel IP,” “we,” “us,” “our” and “our company” refer to GlobalTel IP, Inc., a Florida corporation, unless the context otherwise requires.

Until                , 2007, all dealers that effect transactions in our common stock whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary does not contain all the information you should consider before investing in our shares. You should carefully read the entire prospectus, including the documents incorporated by reference into this prospectus, before making an investment decision. In this prospectus, unless the context otherwise requires, references to “we” “us” and “our” refer to GlobalTel IP, Inc., a Florida corporation.

Our business

We are primarily engaged in providing telecommunications services to our customers employing VoIP (Voice over Internet Protocol) technology. VoIP is a technology that enables voice communications over the Internet through the conversion of voice signals into data packets. The data packets are transmitted over the Internet and converted back into voice signals before reaching their recipient. The Internet has always used packet-switched technology to transmit information between two communicating terminals. Packet switching allows a personal computer to download a page from a web server or to send an email message to another computer. VoIP allows for the transmission of voice signals over the same packet switched networks and, in doing so, provides an alternative to traditional telephone networks.

We provide telecommunications services to our customers employing VoIP technology, utilizing software that we acquired from others to run our VoIP communications platform.

We market our VoIP services primarily in foreign countries using independent resellers and commissioned sales agents. Resellers purchase our services and resell the services to their customers at a markup determined exclusively by the resellers.

The resellers are primarily foreign operators of public call centers located abroad, including call centers located within Internet cafes. Public call centers are popular in emerging markets where telecommunications infrastructure is limited and consumers may not have access to a telephone or the Internet. We provide the resellers with a billing software platform that allows their call centers to create their own rate tables, bill in their local currencies and print customized bills with their companies’ information. Through our VoIP network, we offer resellers what we believe is a competitive cost, high quality alternative for the transport and termination of voice and fax communications.

Sales agents sell our VoIP services to individual end users for which they receive commissions. We do not intend to market our services directly to retail customers and our success depends, in substantial part, on our ability to retain our existing resellers and agents and recruit new resellers and agents.

Interactive Media Technologies, Inc. (“IMT”) provides much of the technology and services that we provide to our resellers and agents. We do not employ any engineers or technical personnel and outsource substantially all of our technical and service functions to IMT. The loss of technological support and telecommunications services from IMT would severely impact our business. We have entered into leases with IMT and independent consulting agreements with three of IMT’s employees. An employee of IMT is one of our commissioned sales agents and other sales agents and resellers introduced to us by this agent accounted for approximately 80% of our revenues during our fiscal year ended September 30, 2006.

At the time that the foregoing arrangements with IMT and its employees were made, the Chief Executive Officer of IMT was also our Chief Executive Officer and a member of our Board of Directors. As of the date of this prospectus, IMT owned 7,102,925 shares, or approximately 32%, of our outstanding common stock. IMT has represented to us that it intends to distribute all of those shares to its stockholders.

In March, 2006 we entered into an Application Service Provider License Agreement with Twisted Pair Solutions, Inc. pursuant to which we obtained the license to certain WAVETM components. In June, 2006, we also became an authorized reseller of Twisted Pair Solutions, Inc.’s WAVE (Wide Area Voice Environment) components. WAVE is a software application suite designed for building group communications systems. WAVE accepts most analog or digital audio signals as input, converts the signals into VoIP packets when needed, mixes the signals together, and then routes them across a network to their destinations. WAVE converts VoIP traffic back into audio at the destination end. WAVE can mix together different sorts of devices, such as cell phones, two-way radios, analog and digital PBX phones, and personal computers. Neither the sale nor license of the WAVE components has constituted a material part of our business and we do not expect that either of them will be material in the foreseeable future, if at all.

We incurred net losses of $802,552, $370,625, $146,246 and $115,987 during the fiscal years ended September 30, 2006 and 2005 and quarters ended December 31, 2006 and 2005, respectively. We had no operations during the fiscal year ended September 30, 2004. From inception (November 15, 1999) through December 31, 2006, we incurred cumulative net losses of $1,779,390.

We do not have the capital to further significantly fund or develop our business activities and we have never realized any significant revenues. As stated in the notes to our financial statements, because we have suffered recurring losses and a have experienced severe liquidity problems, there is substantial doubt about our ability to continue as a going concern. Our auditors have included a statement to that effect in their report dated December 22, 2006.

Corporate information

We were incorporated in Florida on November 15, 1999. Our principal office is located at 7999 North Federal Highway, Boca Raton, FL 33487 and our telephone number is (561) 939-3300. Any information contained in, or that can be accessed through, our website is not part of this prospectus.

The offerings

This prospectus relates to (a) 5,722,500 shares of our outstanding common stock which may be offered for sale by selling stockholders named in this prospectus, (b) 812,500 shares of our common stock which may be acquired upon exercise of outstanding warrants and (c) 7,102,925 shares of our common stock which will be distributed by Interactive Media Technologies, Inc. to its stockholders. The sale and resale of the shares can be expected to depress the market price, if any, of our shares.

We will not receive any proceeds from this offering from sales of shares to be sold by the selling stockholders or shares which will be distributed by Interactive Media Technologies, Inc.

Common Stock to be offered by the selling stockholders other than Interactive Media Technologies, Inc.	5,722,500 shares
Common Stock to be distributed by Interactive Media Technologies, Inc. to its shareholders	7,102,925 shares
Common Stock which may be sold by us upon exercise of outstanding warrants.	812,500 shares
Common Stock outstanding before the offering	22,534,08 shares (1)
Common Stock outstanding after the offering	23,346,581 shares (1) (2)
Proceeds

We will not receive any proceeds from the sale of the shares by the selling stockholders or the distribution of our shares by Interactive Media Technologies, Inc. to its shareholders. Any net proceeds we receive from the sale of the shares underlying the warrants referred to in note (1) below will be used for working capital and other corporate purposes.

Risk Factors	The securities offered by this prospectus involve a high degree of risk. See “Risk Factors.”

___________________

(1)

Does not include 1,850,000 shares which may be issued upon exercise of outstanding derivative securities which shares have not been registered by the registration statement of which this prospectus is a part.

(2)

Assumes the exercise of all outstanding warrants with respect to which the underlying shares have been registered in the registration statement of which this prospectus is a part.

Summary Financial Information

The following table summarizes our statements of operations and balance sheet data for and as of the periods indicated. The summary should be read in conjunction with Management’s Plan of Operation and our financial statements and notes thereto included elsewhere in this prospectus. The amounts for the fiscal years ended September 30, 2006, 2005 and 2004 have been derived from our audited financial statements.

RISK FACTORS

An investment in our common stock involves substantial risks. We believe that all material risks are disclosed under this caption. You should consider carefully the following information about these risks, together with the financial and other information, including additional risks, contained elsewhere in this prospectus, before you decide whether to buy our common stock. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially and adversely affected and the market price of our shares, if any, would likely decline significantly. In such case, you may lose all or part of your investment.

Because we have an extremely limited operating history, there is no meaningful basis on which you can evaluate our proposed business and prospects. We did not realize any revenues from our telecommunications business until March 2005. Prospective investors customarily consider a company’s operating history as a factor in determining whether to make an investment. Prospective investors who decide to purchase our shares may have decided not to purchase the shares if they had a significant operating history to review.

We have had losses since inception and expect losses to continue for the foreseeable future. We incurred net losses of $802,552, $370,625, $146,246 and $115,987 during the fiscal years ended September 30, 2006 and 2005 and the quarters ended December 31, 2006 and 2005, respectively. Since our inception through December 31, 2006, we incurred cumulative net losses of $1,779,390. In addition, since we began to engage in the VoIP business in March 2005, we have incurred aggregate net losses of $1,290,748  through December 31, 2006. Any future operations may not be sufficient to generate the revenues necessary to reach profitability.

Because of our lack of capital, unless we obtain substantial additional capital we will not be able to continue to engage in or to expand our business. On December 31, 2006, we had current assets of $67,378  and current liabilities of $ 321,814. We do not have adequate capital to continue, fund, develop or expand our business activities.

Unless we are able to obtain significant capital or realize a significant increase in our revenues, we will not be able to operate our business or continue development or administrative functions. In addition, we will require substantial additional capital to pursue our business strategy, to respond to new competitive pressures or to respond to opportunities to acquire complementary businesses or technologies. Our losses to date and our limited tangible assets may prevent us from obtaining additional funds on terms not unfavorable to us, if at all. Because we do not fit traditional credit lending criteria, it is difficult if not impossible for us to obtain loans or to access capital markets.

We have never had a positive cash flow from operations.

There can be no assurance that our revenues will increase or that any capital will be available to us on terms not unfavorable to us, if at all.

Because of our limited capital, unless we obtain substantial additional capital we may not have sufficient capital to continue as a going concern. As stated in the notes to our financial statements, because we have suffered recurring losses and have experienced severe liquidity problems, there is substantial doubt about our ability to continue as a going concern. Our auditors have included a statement to that effect in their report on our fiscal 2006 financial statements dated December 22, 2006.

If we raise additional funds through the issuance of our equity securities, the percentage ownership of our stockholders will be reduced, we may undergo a change in control and stockholders may experience dilution which could substantially diminish the value of their common stock. One of the factors which generally affects the market price of publicly traded equity securities is the number of shares outstanding in relationship to assets, net worth, earnings or anticipated earnings and other financial items. If a public market is sustained for our shares, a material amount of dilution can be expected to cause the market price of our shares to decline. Furthermore, the public perception of future dilution can have the same effect even if the actual dilution does not occur.

If we are unable to compete successfully, we could lose or fail to gain market share and revenue. The VoIP industry is fiercely competitive. Over the past year, the number companies entering our industry have increased dramatically. Competitive pricing pressures can impact profit margins, if any, negatively.

We face intense competition from traditional telephone companies, wireless companies, cable companies and alternative voice communication providers. Our principal competitors are traditional telephone service providers which provide telephone service based on the public switched telephone network. Some of these traditional providers also have added or are planning to add VoIP services to their existing telephone and broadband offerings. We also face, or expect to face, competition from cable companies which have added or are planning to add VoIP services to their existing cable television, voice and broadband offerings. Further, certain wireless providers offer services that some customers may prefer over wireline service. In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for wireline service. Some of these providers may be developing a dual mode phone that will be able to use VoIP where suitable internet access is available and cellular phone service elsewhere, which will pose additional competition to us.

The traditional wireline and wireless telephone service providers and cable companies are substantially larger and better capitalized than we are and have the advantage of a large existing customer base. Because most of our end users are already purchasing communications services from one or more of these providers, our success is dependent upon our ability to attract target customers away from their existing providers. Attracting customers away from their existing providers will become more difficult as mainstream customers make up more of our target market. These competitors could focus their substantial financial resources to develop competing technology that may be more attractive to potential customers than what we offer. Our competitors’ financial resources may allow them to offer services at prices below cost or without charge in order to maintain and gain market share or otherwise improve their competitive positions. Our competitors also could use their greater financial resources to offer VoIP services with more attractive service packages that include on-site installation and more robust customer service. In addition, because of the other services our competitors provide, they may choose to offer VoIP services as part of a bundle that includes other products, such as video, high speed Internet access and wireless telephone service, which we do not and cannot offer. This bundle may enable our competitors to offer VoIP service at price levels with which we may not be able to compete or to offer functionality that integrates VoIP service with their other offerings, both of which may be more desirable to consumers. Any of these competitive factors could make it more difficult or impossible for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues.

 We also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.), and face competition from other large, well-capitalized Internet companies, such as America Online, Inc., Google Inc., Microsoft Corporation and Yahoo! Inc., which have recently launched or plan to launch VoIP-enabled instant messaging services. In addition, we compete with independent VoIP service providers. Some of these service providers may choose to sacrifice revenue in order to gain market share and have offered their services at lower prices or without charge. In order to compete with such service providers, we may have to significantly reduce our prices, which would delay or prevent our profitability or prevent us from remaining in business.

There can be no assurance that we will be able to increase our revenues or achieve profitability.

Because the telecommunications industry has experienced a sharp contraction in the availability of capital and dramatic reductions in capital expenditures by service providers, our business can be adversely affected. Prior to 2001, the telecommunications market experienced rapid growth spurred by a number of factors, including deregulation in the industry, entry of a large number of new emerging service providers, growth in data traffic and the availability of significant capital from the financial markets. Commencing in 2001 and continuing thereafter, the telecommunications industry experienced a reversal of some of these trends. Many service providers have experienced financial difficulties and, in some cases, bankruptcies. We expect the developments described above to continue to affect our business in the following manner:

•

our ability to accurately forecast revenues is diminished;

•

intense competition could adversely affect our profit margins, if any;

•

our revenues could be reduced; and

•

we may continue to incur losses, even if our revenues increase, because a high percentage of our operating expenses are and will continue to be fixed in the short-term.

Any one or a combination of the above could materially and adversely affect our business, operating results and financial condition as well as our ability to remain in business.

Because the international market for VoIP telecommunication services is evolving, our business will suffer if that market does not develop as we expect. VoIP technology may not be widely accepted as a platform for voice or it may become obsolete. Accordingly, a viable market for our services may not develop or be sustainable. If the market does not develop, or develops more slowly than we expect, we may not be able to sell our services in significant volume, if at all.

Because the market for VoIP services is likely to be characterized by rapid technological change, if we do not respond rapidly to technological changes or to changes in industry standards, our services could become obsolete. We may be unable to respond quickly or effectively to new developments because of our limited capital or otherwise. We may experience difficulties with software development, hardware procurement, or marketing strategies that could delay or prevent our development, introduction or marketing of new services and enhancements. The introduction of new services by our competitors, the market acceptance of services based on new or alternative technologies or the emergence of new industry standards could render our existing or future services obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our services may be significantly reduced or delayed. If our services become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues.

If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products and services could become obsolete. From time to time, we may be required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party licenses or to obtain any new third-party licenses to develop new products, services and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from offering these products, services or enhancements, any of which could seriously harm the competitiveness of our services.

If the VoIP technology that we are using or may use in the future infringes upon patents held by others, we could be held liable for large sums of money and may not be able to continue to provide VoIP services. In June 2006, Verizon Communications instituted legal proceedings against Vonage Holdings Corp. in the United States District Court in the Eastern District of Virginia. Verizon alleged that Vonage is infringing, as well as contributing to and inducing the infringement of at least seven of Verizon’s patents relating to VoIP technology. Verizon sought a judgment which would enjoin Vonage from using the technologies which are the subject of the patents and to pay to Verizon substantial monetary damages. In March 2007, a jury determined that Vonage infringed several of Verizon’s patents and will have to pay $58 million to Verizon.

Verizon is seeking a court order, which will addressed in a hearing scheduled to be held on March 23, 2007, that would ban Vonage from using the VoIP technology. We do not know if any of the technologies we are using or may use in the future are the subject of Verizon’s or others’ patents. If, however, any of them are the subject of such patents or any future patents, we could be materially adversely affected to the extent that we would not be able to continue our business.

Because competition in our business is intense, we may not be able to effectively compete with other VoIP service providers. Over the past several years, the number of companies entering our industry has increased dramatically. Competition is very intense and pricing pressures can impact profit margins, if any, negatively. Substantially all of our competitors are larger, established and well financed companies which have greater financial resources, technical expertise and managerial capabilities than we do.

Decreasing telecommunications prices may cause us to lower our prices to remain competitive, which could delay or prevent our future profitability. Domestic and international telecommunications prices have decreased significantly over the last few years, and we anticipate that prices will continue to decrease. Users who select our service offerings to take advantage of our prices may switch to another service provider as the difference between prices diminishes or disappears, and we may be unable to use our price as a distinguishing feature to attract new customers in the future. Such competition or continued price decreases may require us to lower our prices to remain competitive, may result in reduced revenue and a loss of customers and may delay or prevent our future profitability, if any.

If VoIP technology fails to gain acceptance among mainstream consumers, our ability to grow our business will be limited. We believe that a significant portion of our revenue currently comes from consumers who are early adopters of VoIP technology. In order for our business to grow and to become profitable, VoIP technology must gain acceptance among mainstream consumers, who tend to be less technically knowledgeable and more resistant to new technology or unfamiliar services. Because potential VoIP customers must connect additional hardware at their location and take other technical steps not required for the use of traditional telephone service, mainstream consumers may be reluctant to use our service. If mainstream consumers choose not to utilize our technology, our ability to grow our business will be limited.

Certain aspects of our service are not the same as traditional telephone service, which may limit the acceptance of our services by mainstream consumers and our potential for growth. Our growth is dependent in significant part on the adoption of our services by mainstream customers, therefore the differences are becoming increasingly important. For example:

•

Our basic emergency calling services in areas which services are available are different in significant respects from the 911 or other such service associated with traditional wireline and wireless telephone providers and, in certain cases, with other VoIP providers.

•

Our customers may experience lower call quality than they are used to from traditional wireline telephone companies, including static, echoes and delays in transmissions.

•

Our customers may experience higher dropped-call rates than they are used to from traditional wireline telephone companies.

•

Customers who obtain new phone numbers from us do not appear in the phone book and their phone numbers are not available through directory assistance services offered by traditional telephone companies.

•

In the event of a power loss or Internet access interruption experienced by a customer, our service is interrupted. Unlike some of our competitors, we do not install any equipment at customers’ premises or provide emergency power for our customers’ equipment if they lose power.

If customers do not accept the differences between our service and traditional telephone service, they may choose to remain with their current telephone service provider or may choose to return to service provided by traditional telephone companies.

Our basic emergency calling services are more limited than those offered by traditional wireline telephone companies and may expose us to significant liability. Our emergency calling service is more limited, in significant respects, than the emergency calling services offered by traditional wireline telephone companies. In each case, those differences may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they may need.

If one of our customers experiences an Internet or power outage, or if a network failure were to occur, the customer will not be able to reach an emergency services provider. Any ability or delay in reaching an emergency services provider or the inability of the answering point to automatically recognize the caller’s location or telephone number can have devastating consequences. Customers may in the future attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result. This liability could be significant. In addition, we may lose existing and prospective customers because of the limitations inherent in our emergency calling services. Any of these factors could cause us to lose revenues, incur greater expenses or cause our reputation or financial results to suffer.

Flaws in our technology and systems could cause delays or interruptions of service, damage our reputation, cause us to lose customers and limit our growth. Our service may be disrupted by problems with our technology and systems, such as malfunctions in our software or other facilities and overloading of our network. Our customers have experienced interruptions in the past and may experience interruptions in the future as a result of these types of problems. Interruptions may cause us to lose customers and offer substantial customer credits, which could adversely affect our revenue and profitability. We have had outages that affected our customers at various times. In addition, because our systems and our customers’ ability to use our services are Internet-dependent, our services may be subject to “hacker attacks” from the Internet, which could have a significant impact on our systems and services. If service interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting and retaining customers and our brand reputation and growth may suffer.

Our ability to provide our service is dependent upon third-party facilities and equipment, the failure of which could cause delays or interruptions of our service, damage our reputation, cause us to lose customers and limit our growth. Our future success depends in significant part upon our ability to provide quality and reliable service, which, in turn, is in part dependent upon the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. Unlike traditional wireline telephone service or wireless service, our service requires our customers to have an operative Internet connection and an electrical power supply, which are provided by the customer’s Internet service provider and electric utility company, respectively, and not by us. The quality of some Internet connections may be too poor for customers to use our services properly. In addition, if there is any interruption to a customer’s Internet service or electrical power supply, that customer will be unable to make or receive calls, including emergency calls, using our service. We also outsource our network functions to third-party providers. For example, we outsource the maintenance of our regional data connection points, which are the facilities at which our network interconnects with the public switched telephone network. If our third-party service providers fail to maintain these facilities properly, or fail to respond quickly to problems, our customers may experience service interruptions. Our customers have experienced such interruptions in the past and will experience interruptions in the future. If interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting new customers and our brand, reputation and growth will be negatively impacted.

Because our executive offices and equipment are located in South Florida, our service has and may, in the future, be disrupted by hurricanes or other catastrophic events. During the summer of 2005, as a result of a relatively minor hurricane, we lost power and were unable to provide service to our customers for approximately 24 hours. Future hurricanes or other events could result in substantially longer interruptions in service through power outages and damage or destruction to our equipment and our inability to have access to our premises.

Our business may be adversely impacted by political and military events that are outside of control. During our fiscal year ended September 30, 2006, our revenues generated from customers in Lebanon decreased substantially as a result of the then armed conflict. In addition, foreign governments may ban the use of VoIP services provided by foreign operators.

If IMT were to stop terminating traffic for us, our business would be severely adversely impacted. Customers initiate (originate) calls to our VoIP softswitch via the Internet. Once our switch receives the call it must be sent (terminated) to the number the customer is calling. Currently, substantially all of our customers’ VoIP calls are sent to IMT, which terminates the calls with carriers of its choice. If IMT were to stop terminating traffic for us, our business would be severely adversely impacted because we would not be able to complete our customers’ calls. We have no written agreement with IMT in connection with terminating our customers’ calls and IMT is not obligated to continue to do so. There can be no assurance that IMT will continue to terminate our calls at rates which are not unfavorable to us, if at all or that we can locate additional carriers to terminate calls for us at such rates, if at all. Our operational dependence upon IMT is critical because most other carriers will not agree to terminate our calls because of our small size. On March 19, 2007, we were in arrears to IMT under various agreements and arrangements  in the approximate amount of $195,000. There can be no assurance that IMT will continue to provide services to us if we fail to pay the arrearage and make subsequent payments on a current basis. We do not have the funds to pay the arrearage.

Until such time, if any, that we are able to establish direct relationships with carriers other than IMT, we will have difficulty providing competitive rates at satisfactory margins. Rates and quality of service are usually the deciding factors in recruiting and maintaining agents and resellers process and there are trade offs. We believe that providing good call quality is more important than offering the lowest rate. Good call quality usually means sending the calls over Tier One carrier routes, such as AT&T, Sprint, MCI and Global Crossing. We do not have a business relationship with these carriers and it is doubtful that we can establish one in the foreseeable future, if at all. Until such time, if any, that we are able to establish direct relationships with other carriers, we will have difficulty providing competitive rates at satisfactory gross profit margins.

We may not be able to maintain adequate customer care which could adversely affect our ability to grow and cause our financial results to be negatively impacted. Good customer care is important to acquiring and retaining customers. We may not be able to maintain or expand our customer care operations quickly enough to meet the needs of our greatly customer base, in which case the quality of our customer care will suffer. If we are unable to hire, train and retain sufficient personnel to provide adequate customer care, we may fail to retain existing customers, experience slower or no growth and increased costs, any of which would cause us to be negatively impacted.

If we are unable to improve our process for local number portability provisioning, our growth may be negatively impacted. We support local number portability for our customers, which allows our customers to retain their existing telephone numbers when subscribing to our services. Transferring numbers is a manual process that could take 20 business days or longer and, in many foreign countries, it may not be possible to transfer a number. A new customer must maintain both our VoIP service and the customer’s existing telephone service during the transferring process. By comparison, transferring wireless telephone numbers among wireless service providers generally takes several hours or less, and transferring wireline telephone numbers among traditional wireline service providers generally takes not more than a few days. The additional delay that our customers experience is due to reliance on the telephone company from which the customer is transferring and to the lack of automation in our process. Further, because we are not a regulated telecommunications provider, we must rely on the telephone companies, over whom we have no control, to transfer numbers. Local number portability is considered an important feature by many potential customers, and if we fail to reduce related delays, we may experience increased difficulty in acquiring new customers.

A higher rate of customer terminations would negatively impact our business by reducing our revenue or requiring us to spend more money to grow our customer base. Our termination or churn rate could increase in the future if customers are not satisfied with our service. Other factors, including increased competition from other providers, also influence our churn rate. Because of churn, we have to acquire new customers on an ongoing basis just to maintain our existing level of customers and revenues. As a result, marketing expense is an ongoing requirement of our business. If our churn rate increases, we will have to acquire even more new customers in order to maintain our existing revenues. We incur significant costs to acquire new customers, and those costs are an important factor in determining our net losses and achieving future profitability. Therefore, if we are unsuccessful in retaining customers or are required to spend significant amounts to acquire new customers beyond those budgeted, our revenue could decrease and our net losses could increase.

Because a significant portion of our revenues has been generated through a small number of independent sales agents and resellers, the loss of any of them would cause us to be materially negatively impacted. During our fiscal year ended September 30, 2006, two resellers accounted for approximately 24% and 8% of our revenues, respectively. During the quarter ended December 31, 2006, two resellers accounted for approximately 35% and 7% of our revenues, respectively. We do not have any agreement with any of our resellers or sales agents to continue to solicit customers on our behalf and any of them may terminate its relationship with us without penalty. Furthermore, any of them may decide not to sell our services and, instead, to sell the services of our competitors. Because our competitors have greater financial resources than we have, they are financially able to provide more favorable pricing to resellers and sales agents than we do and sell VoIP services at lower rates.

Because a significant portion of our revenues has been generated through the efforts of one individual, the loss of that individual would cause us to be materially negatively impacted. During our fiscal year ended September 30, 2006 and the quarter ended December 31, 2006, one of our commissioned sales agents, who is also an employee of IMT, accounted for approximately 80% and 82% of our revenues, respectively, through sales made to his customers and by obtaining other sales agents and resellers. That individual may terminate his relationship with us without penalty. Neither IMT nor that individual is obligated to assist us in finding or maintaining any sales agents or resellers

Because our business is fiercely competitive, relatively small differentials in pricing by our competitors have and may continue to cause us to lose customers and materially impair our ability to obtain new customers. Price differentials as low as $.001 per minute have been considered to be material by certain of our large customers to cause them to leave us for competitors. During the fiscal year ended September 30, 2006, we lost one customer which had been responsible for revenues of approximately $135,000 over a four month period. We believe the reason for the loss of this customer was the availability of lower pricing from competitors. Because of our relatively small size, we cannot compete on the basis of price with substantially all of our competitors.

If we do not expand our reseller and agent base to market our services, our revenues will not grow significantly, if at all. We will not retain resellers and agents or attract new resellers and agents if we do not anticipate and meet consumer requirements and expectations for VoIP telecommunication services, including quality of services and competitive pricing. Even if we are able to do so, we cannot assure you that we will be able to retain resellers and agents or attract new resellers and agents.

As a result of being a reporting company, we will incur increased costs that may place a strain on our resources or divert our management’s attention from other business concerns. Because we are now required to file reports with the SEC, we will incur additional legal, accounting and other expenses that we did not incur in the past. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition, which will require us to incur legal and accounting expenses. The Sarbanes-Oxley Act requires us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We expect the corporate governance rules and regulations of the SEC will increase our legal and financial compliance costs and make some activities more time consuming and costly. These requirements may place a strain on our systems and resources and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may have to hire legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our operating expenses in future periods.

We also expect these rules and regulations to make it difficult, if not impossible, and expensive for us to obtain director and officer liability insurance. Because we do not now have and may not be able to obtain such insurance in the future, we may not be able to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we experience growth, there will be substantial demands on our management and operations. If we are not able to hire, train and retain the necessary personnel, or if these operational and reporting improvements are not implemented successfully, we may have to make significant additional expenditures and further draw management attention away from running our business to address these issues. The quality of our services could suffer, which could negatively affect our operating results and financial position.

If we are not be able to develop international market demand for our services, our ability to increase our revenues will be significantly impaired. International operations are subject to many risks, including.

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greater difficulty collecting accounts receivable and longer collection periods;

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difficulties and costs of staffing and managing international operations;

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the impact of differing technical standards;

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the impact of recession in economies;

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changes in regulatory requirements and currency exchange rates;

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certification and licensing requirements;

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reduced protection for intellectual property rights;

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potentially adverse tax consequences; and

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political and economic instability.

Because much of our potential success and potential value lie in our use of our software, if we fail to protect it, our business could be materially adversely affected. Our ability to compete effectively is dependent in large part upon the maintenance and protection of our software. We have no patents and we believe that we cannot patent the technology that is important to us. To date, we have relied on trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to the technology. Have not entered into any confidentiality or license agreements. We intend, in the future, to enter into confidentiality or license agreements in an effort to control access to and distribution of our software and other information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the technology without authorization. Policing unauthorized use of the technology is difficult. The steps we take may not prevent misappropriation of the technology we rely on. In addition, effective protection may be unavailable or limited in many jurisdictions outside the United States. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Even if we have the financial resources to pursue litigation, it could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business.

We may be subject to damaging and disruptive intellectual property litigation. Intellectual property litigation could be time-consuming and expensive, divert attention and resources away from our daily business, impede or prevent delivery of our products and services; and may require us to pay significant royalties, licensing fees and damages.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments and restrictions on our ability to provide our services, any of which could harm our business. See “Our Business – Intellectual Property.”

The most effective use of our service requires an operative broadband connection, and if the adoption of broadband does not progress as expected or if it increases in price, the market for our services will not grow and we may not be able to grow our business and increase our revenue. Although our service is available with a dial-up connection, to most effectively use our service a subscriber must utilize an existing broadband Internet service, most typically provided through a cable or digital subscriber line, or DSL, connection. Although the number of broadband subscribers worldwide has grown significantly over the last five years, the service has not yet been adopted by a majority of consumers. If the adoption of broadband services does not continue to grow, the market for our services may not grow. As a result, we may not be able to increase our revenue and become profitable.

Future disruptive new technologies could have a negative effect on our businesses. VoIP technology, which our business is based upon, did not exist and was not commercially viable until relatively recently. VoIP technology is having a disruptive effect on traditional telephone companies, whose businesses are based on other technologies. We also are subject to the risk of future disruptive technologies. If new technologies develop that are able to deliver competing voice services at lower prices, better or more conveniently, it could have a material adverse effect on us.

We are dependent on a small number of individuals, and if we lose the services of any person upon whom we are dependent, we will be adversely affected. Our future success depends to a considerable degree on the vision, skills, experience and effort of our management. We do not have an employment agreement with any members of our management. If we lose the services of any of them, or if members of our management do not work well together, it would have an adverse effect on our business.

The unpredictability of our quarterly results may adversely affect the market price, if any, of our common stock. We expect that our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. The primary factors that may affect our revenues and operating results include the following:

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fluctuation in demand for our VoIP services and the timing and size of our reseller and agent bases;

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cancellations or defections of existing resellers and agents or the renegotiation of existing reseller and agent contracts;

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the length and variability of the sales cycle for our services;

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new product introductions and service enhancements by our competitors;

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the timing of revenue recognition and amount of deferred revenues;

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changes in our pricing policies, the pricing policies of our competitors and the prices of the vendors we buy services from;

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our ability to develop, introduce and activate new services with our resellers and agents;

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costs related to acquisitions of complementary services, technologies or businesses; and

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general economic conditions, as well as those specific to the telecommunications, networking and related industries.

Because we are dependant upon our contractual relationship with IMT, if that relationship terminates, our business will be materially adversely affected. We have entered into a Software Support Agreement with IMT which IMT may terminate without penalty in February 2008. Although IMT is presently our principal stockholder, IMT intends to distribute all the shares of our common stock owned by it to its stockholders. See “Our Business – Intellectual Property,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Transactions” and “Plans of Distribution.”

If IMT fails to perform the required services under or terminates the Software Support Agreement and we are not able to retain a third party to perform such services on similar terms, we may be unable to provide adequate service, if any, to our customers.

Fraudulent acts committed against us could adversely impact our financial condition and results of operations. International telecommunications providers are susceptible to fraudulent acts that are committed by their customers, resellers and agents. During 2005 we incurred a loss of approximately $30,000 through the fraudulent use of our service. We have since taken steps to better detect and prevent fraudulent acts. We cannot, however, prevent all future attempts to fraudulently use our service.

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We may be unable to successfully integrate any products, technologies, businesses or personnel that we might acquire in the future without significant costs or disruption to our business. Because of our limited financial and managerial resources, any acquisition we make may require additional personnel and the attention of our management to the acquisition.

Because companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices, we may be faced with material litigation. We could incur substantial costs defending ourselves or our employees against those claims, regardless of their merits. In addition, defending ourselves from those types of claims could divert our management’s attention from our operations. If we are found liable in connection with any employment claim, we may incur significant costs that could adversely impact our financial condition and results of operations.

We could face exposure to substantial liabilities arising from our products and services. We cannot assure you that we will not be subject to liability arising from the use of our products or services, or that any product liability coverage will obtain will be adequate to protect against claims which may be asserted against us by our customers or others. We do not now have any product liability insurance and there can be no assurance that even if such insurance becomes available to us a reasonable rates, we will have the financial resources to purchase the insurance.

Because of the concentration of ownership of our common stock by our management, it is unlikely that any other holder of common stock will be able to affect our management or direction. On March 12, 2007, our officers and directors were deemed to beneficially own approximately 12.1% of our outstanding common stock. Accordingly, if these stockholders act together as a group, they would likely be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation and bylaws and the approval of significant corporate transactions. The existence of ownership concentrated in a few persons may have the effect of delaying or preventing a change in management or voting control. Furthermore, the interests of our controlling stockholders could conflict with those of our other stockholders.

Because our common stock is considered to be a “penny stock,” our stockholders’ ability to sell their shares in a public market may be significantly impaired by the Securities and Exchange Commission’s penny stock rules. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is or becomes subject to the penny stock rules. In addition the burdens imposed upon broker-dealers by the penny stock rules may discourage broker-dealers from effecting transactions in our common stock, which could severely limit its liquidity.

FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements relating to events anticipated to or which may happen in the future. These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Forward-looking statements also may be included in other written and oral statements made or released by us. You can identify forward-looking statements because they do not relate strictly to historical or current facts. The words “believe,” “anticipate,” “intend,” “expect,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements. Forward-looking statements describe our present expectations of what we believe are most likely to occur or may be reasonably achievable in the future, but they do not predict or assure any future occurrence and may turn out to be wrong. Forward-looking statements are subject to both known and unknown risks and uncertainties and can be affected by inaccurate assumptions we might make. Consequently, no forward-looking statement can be guaranteed. Actual future results may and most likely will vary materially. We may not publicly update any forward-looking statements to reflect new information or future events or occurrences. The statements reflect our current views with respect to future events and are subject to risks and uncertainties about us, including, among other things:

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our ability to market our services successfully to and through existing as well as new resellers and agents;

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the ability of our resellers and agents to attract new customers and retain a high percentage of their present customers;

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the possibility of unforeseen capital expenditures and other investments required to maintain our business, deploy new technologies or to effect new business initiatives;

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our ability to access markets and finance network developments and operations;

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our expansion, including reseller, agent and consumer acceptance of new price plans and bundled offerings;

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additions or departures of key personnel;

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competition, including the introduction of new products, services and pricing plans by our present and prospective competitors;

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existing and future laws or regulations affecting us and our business and our ability to comply with these laws or regulations;

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our reliance on the other telecommunications companies’ operating systems and provisioning processes;

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technological innovations;

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the outcome of legal and regulatory proceedings;

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general economic and business conditions, both nationally and in the countries in which our present and prospective resellers and agents operate; and

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other factors described in this prospectus.

We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus.

DILUTION

The following table sets forth certain information relating to the immediate and substantial dilution in our net tangible book value to be absorbed by purchasers of the 812,500 shares being offered by us upon exercise of warrants.

Net tangible book value per share on December 31, 2006	$(0.011)
Net tangible book value per share on December 31, 2006 if the shares offered by us through this prospectus were sold on that date *	$(0.006)
Amount of increase in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered us *	$0.005
Amount of the immediate per share dilution from the public offering price which will be absorbed by purchasers *	$0.167
Cash contribution of purchasers *	$130,750
___________________________________________ * Assumes all of the 812,500 shares underlying warrants being offered by this prospectus are purchased.

The immediate and substantial dilution could adversely affect the value of our shares.

USE OF PROCEEDS

If all of the 812,500 shares underlying warrants which are being offered by this prospectus are purchased, we will receive gross proceeds of approximately $131,000. We estimate that our offering expenses will be $65,000. We intend to use any net proceeds we receive from the sale of such shares for working capital and other corporate purposes. We cannot assure you that any of the shares will be purchased or that sufficient shares will be purchased to cover our cost of the offerings made by this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

From inception (November 15, 1999) through February 28, 2005 we were a development stage company or inactive and generated no revenue and incurred cumulative net losses of $488,642. In February 2005, we acquired certain VoIP assets from Interactive Media Technologies, Inc. (“IMT”) under an Asset Purchase Agreement. These assets enabled us to begin generating revenue by providing VoIP services to customers. We offer our VoIP services to resellers and sales agents primarily located abroad. Resellers purchase our services and resell the services to their customers at a markup determined exclusively by the reseller. Sales agents sell our VoIP services to their customers for which they receive commissions. We continue to recruit international resellers and agents in an effort to expand our VoIP business. All of our revenue is generated by international long distance minutes used by the customers of our agents and resellers use. The major cost of generating the revenue is the cost our carriers charge to terminate our customer’s calls.

Results of Operations (comparison of three months ended December 31, 2006 and 2005)

Revenues were $468,268 and $210,854 for three months ended December 31, 2006 and 2005, respectively. The increase was a result of increased traffic on our VoIP network generated from more active agents in 2006 than in 2005.

Cost of revenues were $368,291 and $147,998 for the three months ended December 31, 2006 and 2005, respectively. Gross profits were $99,977 and $62,856 for the three months ended December 31, 2006 and 2005, respectively. As a percentage of revenues,  gross profit fell from 30% in the three months ended December 31, 2005 to 21% in the three months ended December 31, 2006. The decrease was due primarily to commissioned agents changing to resellers buying direct without receiving commission. The change also resulted in selling expenses decreasing from 18% of revenues in the three months ended December 31, 2005 to 9% of revenues in 2006 or $38,605 and $42,662, respectively.

General and administrative expenses were $199,092 and $140,238 for the three months ended December 31, 2006 and 2005, respectively. The increase was due primarily to increased selling and customer service expenses, increased professional fees and additional investment in research and development. As a percentage of revenues, however, general and administrative expenses decreased from 64% in the three months ended December 31, 2005 to 39% for the same period in 2006.

Net losses were $146,246 and $115,987 for the three month periods ended December 31, 2006 and 2005, respectively.

Results of Operations (comparison of fiscal years ended September 30, 2006 and 2005)

We began operations on March 1, 2005 and had only seven months of operations during the fiscal year ended September 30, 2005 compared to twelve months of operations for the fiscal year ended September 30, 2006.

Our revenues were $1,806,193 and $268,783 for fiscal years ended September 30, 2006 and 2005, respectively. The increase was primarily a result of the longer operating period and the increased traffic on our VoIP network. The increase in traffic resulted from the expansion of our agent/reseller network from 11 active agents/resellers on September 30, 2005 to 54 active agents/resellers on September 30, 2006. Our revenues were negatively impacted as result of the regional conflicts in the Middle East in the summer of 2006.

Cost of revenues was $1,444,422 and $184,538 for the fiscal years ended September 30, 2006 and 2005, respectively. The increase was primarily attributable to the increased cost of providing additional VoIP termination services.

Selling, general and administrative expenses were $1,164,023 and $454,870 for the fiscal years ended September 30, 2006 and 2005, respectively. The increase was primarily the result of a longer operating period and an increase in research and development expense and professional fees associated with the registration statement of which this prospectus is a part.

Operating expenses by category.

Fiscal Year Ended September 30	2006	2005
Selling expenses	$ 168,831	$ 56,560
Administrative expenses	683,111	306,609

Professional fees	155,620	75,719
Research and development	113,464	5,337
Depreciation	42,997	10,645
Total SG&A Expenses	$ 1,164,023	$ 454,870

Net losses were $802,552 and $370,625 for the fiscal years ended September 30, 2006 and 2005, respectively. Losses increased due a longer operating period and increased expenses as described above.

Trends and Uncertainties

The VoIP communications industry is fiercely competitive. We have opted to concentrate on the international market and are recruiting agents and resellers in the Middle East, Asia, Africa and Central and South America. While our agent/reseller base has grown significantly, it is uncertain if we can continue to maintain that growth or even maintain the agents and resellers that we currently have. Some agents and resellers have left us because they obtained lower rates elsewhere and many more may do so. Our ability to maintain our current agents and resellers as well as our ability to recruit additional agents and resellers are critical to our revenues, financial position liquidity, plan of and results of operations.

Rates and quality of service are usually the deciding factors in the recruiting process. We have found that the lower the rate, the poorer the quality. We believe that providing good call quality is more important than offering the lowest rate. Good call quality usually means sending the calls over Tier one carrier routes, such as AT&T, Sprint, MCI and TeleGlobe. Because we do not currently have a direct business relationship with any Tier-one carrier, we must purchase termination services through other resellers such as IMT at a markup which puts upward pressure on our rates and forces us to reduce our margins if we wish to be competitive at all. We cannot assure you  that we can maintain our relationship with IMT and that we could replace it should it decide to stop doing business with us. Unless we are able to establish direct relationships with Tier one carriers, we will continue to have difficulty providing competitive rates at satisfactory margins. There can be no assurance that we will ever be able to establish a suitable relationship with any Tier one carrier, if at all.

We are currently developing a service provider model for voice interoperability technology. If we are successful, the technology would allow disparate communication devices to communicate with each other over the Internet using our network. We have allocated approximately $128,000 to the development of this technology as of December 31, 2006. We will need additional capital to complete the development of this technology and to begin to test market it for commercial viability. In the event the test marketing is successful, we will require substantial additional capital to market the technology.

We believe we have adequate equipment to continue our VoIP business at current levels. Should our traffic significantly increase, however, we will need additional equipment and software.

We do not expect any significant changes in the number of our employees over the next six months.

Liquidity and Capital Resources

Cash and cash equivalents decreased $3,013 during the three months ended December 31, 2006 to $16,587. Net cash used in operating activities for the three months ended December 31, 2006 was $41,531 due primarily to an increase in operating expenses and lower margins. We funded our operating activities during the three month period primarily through financing activities that generated net proceeds of $225,000.

At December 31, 2006 our total liabilities were approximately $613,118 which included $66,304 in deferred revenue.

At December 31, 2006 our negative working capital was approximately $255,000.

Unless we can obtain substantial additional debt or equity capital we will not be able to continue to operate our business.

Cash and cash equivalents decreased by $93,585 during the fiscal year ended September 30, 2006 to $19,600.  Net cash used in operating activities for the fiscal year ended September 30, 2006 was $467,154, due primarily to the net loss described above. We funded our operating activities principally through financing activities that generated proceeds of $590,000.

We have never been profitable. We have experienced negative cash flows from operations and have been dependent on the issuances of debt and common stock in private transactions to support our operations and continue our business.

At September 30, 2006 our total liabilities were approximately $524,821 which included $75,978 in deferred revenue.

At September 30, 2006 our negative working capital was approximately $51,000.

Based on results of operations for our fiscal year ended September 30, 2006 our monthly operating expenses (inclusive of professional fees research and development expenses and depreciation) were approximately $97,000 and our operating cash flow deficit was approximately $39,000 per month. We expect to continue to experience negative cash flows from operations for at least the next twelve months and incur a loss from operations of approximately $470,000 during that period. In order to cover the deficit and discharge current liabilities, including payments under our leases, we must raise an additional $1,000,000 in debt or equity capital during the current fiscal year and have been attempting to do so. There can be no assurance that we will be successful in obtaining any additional capital on terms not unfavorable to us, if at all. Unless we can obtain substantial additional debt or equity capital, we will not be able to continue to operate our business.

Contractual Obligations – Related Party

The following table illustrates our annual contractual obligations to IMT as of March 1, 2007. As of that date we were in arrears for five monthly payments on each of these agreements.

Agreements with IMT	Total
Software Support Agreement	$ 126,000
Office Lease Agreement	42,000
Co-Location Lease Agreement	22,200
Total	$ 190,200

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

OUR BUSINESS

Background

From November 1999 until December 2001, we were a development stage company that was unsuccessful in our business activities. Between December 2001 and October 2004 we were inactive. In October 2004 we began the process of engaging in the Voice over Internet Protocol, or VoIP, business.

On February 25, 2005 we acquired the VoIP assets of  Interactive Media Technologies, Inc., or IMT. The assets consisted of certain equipment and software necessary to operate a VoIP business. On March 31, 2005, we changed our name to GlobalTel IP, Inc. See “Security Ownership of Certain Beneficial Owners and Management,” “Certain Transactions” and “Plans of Distribution.”

In June 2006, we became a reseller of Twisted Pair Solutions, Inc.’s WAVETM (Wide Area Voice EnvironmentTM) components and in August 2006 we entered into an Application Service Provider License Agreement with Twisted Pair Solutions pursuant to which we obtained the license to certain WAVE components. WAVE is a software application suite designed for building group communications systems. WAVE accepts most analog or digital audio signals as input, converts the signals into VoIP packets when needed, mixes the signals together, and then routes them across a network to their destinations. WAVE converts VoIP traffic back into audio at the destination end. WAVE can mix together different sorts of devices, like cell phones, two-way radios, analog and digital PBX phones and personal computers.

Neither the sale or license of the WAVE components has constituted a material part of our business and we do not expect that they will be material in the foreseeable future, if at all.

VoIP Technology

VoIP is a technology that enables voice communications over the Internet through the conversion of voice signals into data packets. The data packets are transmitted over the Internet and converted back into voice signals before reaching their recipient. The Internet has always used packet-switched technology to transmit information between two communicating terminals. For example, packet switching allows a personal computer to download a page from a web server or to send an email message to another computer. VoIP allows for the transmission of voice signals over these same packet switched networks and, in doing so, provides an alternative to traditional telephone networks.

VoIP technology presents several advantages over the technology used in traditional wireline telephone networks that have enabled VoIP providers to operate with lower capital expenditures and operating costs. Traditional networks, which require that each user’s telephone be connected to a central office circuit switch, are expensive to build and maintain. In contrast, VoIP networks route calls over the Internet using either softswitches or software, both of which are less expensive than circuit switches. In addition, traditional wireline networks use dedicated circuits that allot fixed bandwidth to a call throughout its duration, whether or not the full bandwidth is being used throughout the call to transmit voice signals. VoIP networks use bandwidth more efficiently, allocating it instead based on usage at any given moment.

Traditional telephone companies originally avoided the use of VoIP networks for transmitting voice signals due to the potential for data packets to be delayed or lost, preventing real-time transmission of the voice data and leading to poor sound quality. While a delay of several seconds in downloading a web page or receiving an email is generally acceptable to a user, a delay of more than a few milliseconds during a live, two-way voice conversation is not satisfactory. Original VoIP services, which were pioneered in the mid-1990s, were typically only PC-to-PC, requiring two personal computers to be in use at the same time. Early international calling card services, which allowed users to dial abroad for significantly discounted rates, also relied on a form of VoIP technology. These initial VoIP services often suffered from dropped calls, transmission delays and poor sound quality because of bandwidth limitations. As a result, VoIP initially developed a poor reputation for service quality relative to traditional fixed line telephone service. Subsequent increases in bandwidth, driven by increased broadband penetration, and improvements in packet switching, signaling, and compression technology have significantly enhanced the quality and reliability of VoIP calls.

VoIP technology is now used by many traditional telephone networks, and VoIP services are offered to residential and business users by a wide array of service providers, including established telephone service providers. VoIP providers include traditional local and long distance phone companies (such as AT&T, BellSouth, Qwest and Verizon), established cable companies (such as Cablevision, Charter Communications, Comcast, Cox and Time Warner Cable), competitive telephone companies (such as Time Warner Telecom), Internet service providers (such as AOL, EarthLink and MSN) and alternative voice communications providers (such as Vonage and Skype).

The type of network used by a VoIP provider can result in important differences in the characteristics and features of VoIP communications services. Traditional wireline telephone companies offering VoIP services to consumers do so using their existing broadband DSL networks. Similarly, cable companies offering VoIP communications services use their existing cable broadband networks. Because these companies own and control the broadband network over which their VoIP traffic is carried between the customer and public switched telephone network, they have the advantage of controlling a substantial portion of the call path and therefore being better able to control call quality. In addition, many of these providers are able to offer their customers additional bandwidth dedicated solely to the customer’s VoIP service, further enhancing call quality and preserving the customer’s existing bandwidth for other uses. These companies, however, typically have high capital expenditures and operating costs in connection with their networks. In addition, depending on the structure of their VoIP networks, the VoIP services provided by some of these companies can only be used from the location at which the broadband line they provide is connected.

As do traditional telephone companies and cable companies offering VoIP services, we also connect our VoIP traffic to the public switched telephone network so that our customers can make and receive calls to and from non-VoIP users. Unlike traditional telephone companies and cable companies, however, we do not own or operate a private broadband network. Instead, the VoIP services offered by us use the customers’ existing Internet connection to carry call traffic from the customers to the VoIP network. As a result, we have less control over call quality than traditional telephone or cable companies do.

A third group of VoIP providers, such as America Online, Google, Microsoft, Skype (a service of eBay) and Yahoo!, generally offers or has announced intentions to offer VoIP services principally on a PC-to-PC basis. These providers generally carry their VoIP traffic for the most part over the public Internet, with the result that VoIP services are often offered without charge to customers, but can only be used with other users of the provider’s services. Many of these providers offer a premium service that allows customers to dial directly into a public switched telephone network. In addition, while no special adapters or gateways are required, often customers must use special handsets, headsets or embedded microphones through their computers, rather than traditional telephone handsets.

VoIP Industry Overview

The VoIP industry has grown dramatically from its early days in which calls were made exclusively through personal computers. We believe that the growth of VoIP has been and continues to be driven primarily by:

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increasing consumer demand for lower cost phone service;

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improved quality and reliability of VoIP calls fueled by technological advances, increased network development and greater bandwidth capacity;

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continuing domestic and international deregulation, opening new market opportunities for VoIP services;

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new product innovations that allow VoIP providers to offer services not currently offered by traditional phone service companies; and

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growing demand for long distance communication services driven by the increased mobility of the global workforce.

Consumers, particularly in emerging markets, are increasingly using VoIP-enabled services, such as calling cards and Internet Protocol (“IP”) telephones, to realize significant cost savings on long distance calls. Enterprises can reduce telephony expenses by using VoIP to link users within offices and around the world. VoIP enables telecommunications providers to reduce their network costs and to deliver new products and services that cannot be supported by traditional networks.

Our business has developed in an environment largely free from regulation. However, the United States and other countries have begun to examine how VoIP services should be regulated, and a number of initiatives could have an adverse impact on our business. These initiatives include the assertion of state regulatory authority over us, Federal Communications Commission, or FCC, rulemaking regarding emergency calling services and proposed reforms for the intercarrier compensation system. Complying with regulatory developments will impact our business by increasing our operating expenses, including legal fees, requiring us to make significant capital expenditures or increasing the taxes and regulatory fees we pay. We may impose additional fees on our customers in response to these increased expenses. As a result our revenues per customer will increase, but not our profitability, if any, and the cost of our services to our customers will increase, which would have the effect of decreasing any price advantage we may have. See “Regulation.”

Our VoIP Operations

We own and manage a Voice over Internet Protocol (VoIP) network at a network operations center (NOC) in Miami, Florida. This network has been designed to provide VoIP services to the international telecommunications market as well as provide hosted VoIP solutions to Internet service providers (“ISP’s) and Internet telephone service providers (“ITSP’s”). We currently utilize two softswitches, one of which we have acquired by license  and the other of which we acquired from IMT and is based upon open standards.

We do not employ any engineers or technical personnel and outsource substantially all of our technical and service functions.

Our VoIP platforms were built to the Session Initiation Protocol, or SIP, standard which is a signaling protocol for Internet telephony. SIP can establish sessions utilizing features such as audio/video conferencing, interactive gaming, and call forwarding to be deployed over Ineternet Protocol, or IP, networks thus enabling service providers to integrate basic IP telephony services with web, email, and chat services. In addition to user authentication, redirect and registration services, SIP supports traditional telephony features such as personal mobility, time-of-day routing and call forwarding based on the geographical location of the person being called. The use of SIP eliminates the need for TCP—the robust “Transmission Control Protocol” used by many IP applications to “virtualize” and manage the network link. Other than SIP, the other most common call setup protocol is H.323. Our platforms are compatible with both SIP and H.323.

Although our VoIP technology works with a dial-up connection, in order to take full advantage of VoIP technology a broadband Internet connection is required.

Dependence on IMT for Termination

Our customers can place VoIP calls to locations anywhere in the world using their Internet connections. The calls are routed over the Internet to our switch in Miami, Florida where they are then handed off to a carrier for termination. Substantially all of the terminations are handed off to IMT, which terminates the calls with carriers of its choice. IMT bills us for the terminations and IMT is responsible for paying the carriers. If IMT were to stop terminating traffic for us, our business would be severely adversely impacted. IMT is not obligated to continue terminating our traffic. We can not assure you that IMT will continue to terminate our traffic or that we can locate carriers to deal directly with us at prices similar to those charged to us by IMT, if at all. During the fiscal year ended September 30, 2006 and as of March 12, 2007, IMT terminated approximately 95% and 93% of our traffic, respectively.

In October 2006, IMT (a) demanded a daily payment from us for each previous day’s termination charges, (b) demanded immediate payment of our then outstanding obligation to it of approximately $200,000, and (c) stated that if we failed to make the payments it would discontinue its services to us. IMT did not, however, discontinue our service and we have paid IMT $160,000 of the then outstanding balance and have kept our daily usage payments current. There can be no assurance, however, that IMT will not again demand immediate full payment, which we are unable to make, or that we will continue to keep our daily usage payments current. In any event or for any other reason, IMT may, without prior notice to us, terminate our service.

Our VoIP Service Offerings

VoIP Reseller Programs

We offer our VoIP services to resellers. The resellers purchase our services and resell the services to their customers at a markup determined exclusively by the resellers. The resellers are primarily foreign operators of public call centers located abroad, including call centers located within Internet cafes. Public call centers are popular in emerging markets where telecommunications infrastructure is limited and consumers may not have access to a telephone or the Internet. We provide the resellers with a billing software platform that allows their call centers to create their own rate tables, bill in their local currencies and print customized bills with their company’s information. Through our VoIP network, we offer resellers what we believe is a competitive cost, high quality alternative for the transport and termination of voice and fax communications. We do not have any agreement with any of our resellers to continue to solicit customers on our behalf and any of them may terminate its relationship with us without penalty. Furthermore, any of them may decide not to sell our services and, instead, to sell the services of our competitors. Because our competitors have greater financial resources than we have, they are financially able to provide more favorable pricing to resellers and sales agents than we do and sell VoIP services at lower rates.

We have recently purchased a software platform that allows us to offer additional products to resellers, ISPs and ITSPs. The products include:

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Hosted VoIP Solutions - Our hosted VoIP Service is a turnkey service available to all service providers and resellers for rapid entry into the VoIP marketplace.

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VoIP Calling Card Solutions – Our calling card service provides resellers a means to enter the calling card business.

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Call Shop Solutions – The call shop solutions allows resellers to resell our products to existing call shops and Internet cafes as well and provide entrepreneurs a means to establish their own call shops.

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A platform for ISPs and ITSPS to provide IP PBX Centrex services as well as a unified messaging system that handles voice, fax and regular e-mail messages as objects in a single mailbox that a user can access via a web interface or by telephone.

Our resellers generally pay us in advance for the services we provide. Each reseller determines the price to be charged to its respective customers. Our resellers currently resell our VoIP services in Bahrain, South Africa, Kuwait, Lebanon, Saudi Arabia, Brunei, Guinea, and Angola.

As a result of our plan to focus on increasing reseller revenue and reduce reliance on sales agents, resellers accounted for 89% and 41% of our revenues for the  fiscal years ended September 30, 2006 and 2005, respectively. During our fiscal year ended September 30, 2006, three of our resellers located in  Kuwait, South Africa and Lebanon accounted for 23%, 8% and 5% of such revenues, respectively.

Offerings to Sales Agents

Our sales agents are primarily located abroad and sell our VoIP services to individual end users for which they receive commissions. The agents or their customers generally pay us in advance for the services we provide. Each agent selects a rate of commission and our call use statements to the respective agent or the agents’ customers include the appropriate commission. We do not have any agreement with any of our sales agents to continue to solicit customers on our behalf and any of then may terminate its relationship with us without penalty. Furthermore, any of them may decide not to sell our services and, instead, to sell the services of our competitors. Because our competitors have greater financial resources than we have, they are financially able to provide more favorable pricing to resellers and sales agents than we do and sell VoIP services at lower rates.

During our fiscal year ended September 30, 2006, approximately 11% of our revenues were received from sales agents or their customers. Sales agents have become a smaller factor in our overall VoIP business.

Marketing

Our marketing efforts are primarily focused on the international markets with an emphasis on Asia, the Middle East, Africa, Central and South America. On March 12, 2007, 2006, we had 33 agents or resellers in 15 countries which had generated revenues of at least $1,000 during the prior month. We believe that certain foreign markets presently have among the highest cost of long distance service and thus provide some of the best opportunities for us to offer significant cost savings. Our ability to engage in marketing activities is substantially dependant on the amount of capital available to use for that purpose.

We solicit sales agents and resellers directly through two salaried full time employees dedicated to selling our services. We also utilize one sales person employed by IMT who introduces our VoIP services to agents who are selling other services of IMT and encourages them to sell our services. During the fiscal years ended September 30, 2006 and 2005 and the quarter ended December 31, 2006, one employee of IMT accounted for sales agents and resellers that generated approximately 80%, 86%  and 82% of our revenues, respectively. Neither IMT nor that individual is obligated to assist in finding or maintaining any sales agents or resellers. We have paid or agreed to pay the employee of IMT commissions of 2% of revenues generated through his efforts, which commissions from October 1, 2005 through December 31, 2006 amounted to $38,014. Neither IMT nor its employee is under any obligation to continue to introduce our services to others and may discontinue doing so at any time.

Customer Service

Prior to March 2006, customer service personnel had been provided to us by IMT without charge. In March 2006, we entered into an agreement with Cofrec, Inc., an independent contractor, whereby Cofrec provides us with customer support for forty hours per week for a weekly fee of $600. Cofrec also provides after hours support at $15 per hour and weekend support at an on call rate of $200 per weekend. Highly technical support is handled by IMT pursuant to our Software Support Agreement with IMT. In June 2006 we hired a full time support person who works in tandem with Cofrec, Inc. in providing customer support.

Competition

We face fierce competition from telephone companies, cable companies, alternative voice communication providers and wireless companies. Because most of our target customers are already purchasing communications services from one or more of these providers, our success is dependent upon our ability to attract these customers away from their existing providers. As the early adopter market becomes saturated and mainstream customers make up more of our target market, or ability to attract new customers will become more difficult. We believe that the principal competitive factors affecting our ability to attract and retain customers are price, call quality, reliability, customer service, and enhanced services and features.

Companies that own Internet connections of our customers could detect and interfere with the completion of our customers’ calls. These companies may degrade the quality of, give low priority to or block entirely the information packets and other data we transmit over their lines. In addition, these companies may attempt to charge their customers more for using our services.

Incumbent telephone companies

The incumbent telephone companies are our primary competitors and have historically dominated their regional markets. These competitors include AT&T (formerly SBC Communications), BellSouth (now a part of AT&T), Qwest Communications and Verizon Communications as well as rural incumbents, such as Citizens Communications and similar companies operating abroad. These competitors are substantially larger and better capitalized than we are and have the advantage of a large existing customer base. Many of their customers either do not have a broadband Internet connection or are very satisfied with their current service. In addition, many users of traditional phone service who might otherwise switch to our service do not have the ability to cancel their traditional phone service without also losing their broadband DSL service. While a majority of broadband users today subscribe to cable modem service, recent trends suggest that DSL providers are gaining broadband market share. Others are not willing to accept the limitations of our emergency calling service, forgo service during power outages or trust a new company such as us with a vital service. Before subscribing to our service, a substantial majority of our new customers must first decide to terminate their service from their incumbent telephone company or pay for our service in addition to their existing service.

The incumbent phone companies own networks that include a “last mile” connection to substantially all of our existing and potential customers as well as the places our customers call. As a result, the vast majority of the calls placed by our customers are carried over the “last mile” by an incumbent phone company, and we indirectly pay access charges to these competitors for each of these calls. In contrast, traditional wireline providers do not pay us when their customers call our customers. Their “last mile” connections may enable these competitors to bundle phone service with Internet access and, potentially, with television at prices with which we will find difficult or impossible to compete.

We currently charge prices that are significantly lower than prices charged by the incumbent phone companies. The incumbent phone companies have significant overhead expenses, which have resulted in the high prices they charge. However, their marginal cost to complete each additional call on their networks is negligible which could lead them to decrease the prices they charge, which would have an adverse effect on our ability to attract and retain their customers. We also currently compete with the incumbent phone companies on the basis of the features we offer that they do not (such as area code selection and virtual phone numbers). If the incumbent phone companies are able to offer those features, it will have an adverse effect on our ability to attract and retain customers. Furthermore, the incumbent phone companies could offer broadband communications through subsidiaries that are not burdened with their overhead and legacy equipment. Given their ability to offer DSL last mile connections, this would significantly enhance their ability to compete with us on the basis of price and features.

The incumbent phone companies, as well as the cable companies, are well-financed and have large legal departments. They have long-standing relationships with regulators, legislators, lobbyists and the media. This can be an advantage for them because legislative, regulatory or judicial developments in our rapidly evolving industry and public perception could have a material effect on the value of our stock.

Cable companies

Companies such as Cablevision, Comcast, Cox Communications and Time Warner Cable and similar companies operating abroad have made and are continuing to make substantial investments in delivering “last mile” broadband Internet access to their customers. As a result, they can be expected to compete intensely for the money that their customers spend for phone service over that connection. They provide Internet access and cable television to many of our existing and potential customers which allows them to engage in highly targeted, low-cost direct marketing and may enhance their image as trusted providers of services.

Cable companies are using their existing customer relationships to bundle services. For example, they bundle Internet access, cable television and phone service with an implied price for the phone service that may be significantly below ours. In addition to their existing bundling capabilities, Advance/Newhouse Communications, Comcast, Cox Communications and TimeWarner Cable announced on November 2, 2005 that they will form a joint venture with Sprint Nextel which will enable these cable companies to offer wireless services as a fourth element of their bundle of service offerings. We believe this joint venture will further enhance the competitive offering of cable companies. Cable companies operating in foreign markets may enter into similar arrangements.

Many cable companies send technicians to customers’ premises to initiate service. Although relatively expensive, it can be more attractive to customers than installing their own router and cable modem. In addition, the technicians may install an independent source of power, which can give customers assurance that their phone service will not be interrupted during power outages.

Cable companies are able to advertise on their local access channels with no significant out-of-pocket cost and through mailings in bills with little marginal cost. They also receive advertising time as part of their relationships with television networks, and they are able to use this time to promote their telephone service offerings.

Wireless telephone companies

 We also compete with wireless phone companies, such as Cingular Wireless LLC, Sprint Nextel Corporation, T-Mobile USA, Inc. and Verizon Wireless and similar companies operating abroad. Some consumers use wireless phones, instead of VoIP phones, as a replacement for a wireline phone. Also, wireless phone companies increasingly are providing wireless broadband Internet access to their customers and may in the future offer VoIP service to their customers. We believe some of these companies are developing a dual mode phone that will be able to use VoIP where broadband access is available and cellular phone service elsewhere. Wireless telephone companies have a strong retail presence and have significant financial resources.

Alternative voice communication providers

Many alternative voice communication providers are small companies with limited resources that seek to offer a primary line replacement service. Although these providers have not achieved significant market penetration, they may do so in the future.

In addition to the competitors described above, we also compete with companies that offer computer-based VoIP services. Computer-based VoIP services typically are not marketed as a primary line replacement, but because they offer their users the ability to call and be called from any phone using a dedicated phone number, they may be used to replace traditional phone service. We believe that Skype (a service of eBay), in particular, has a large group of users, many of whom may potentially use Skype as their only phone service. With Skype, however, the ability to make and receive calls over the public switched telephone network is a feature that costs extra and which only a fraction of Skype users purchase, as compared to Skype’s free service that has a larger market penetration.

We may also increasingly face competition from large, well-capitalized Internet companies, such as America Online, Google, Microsoft and Yahoo!, which have launched or plan to launch VoIP- enabled instant messaging services. While not all of these competitors currently offer the ability to call or be called from anyone not using their service, in the future they may integrate such capabilities into their service offerings. In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new or stronger competition.

Internationally, the competitive marketplace varies from region to region. In markets where the telecommunications marketplace has been fully deregulated, the competition continues to increase. Even a newly deregulated market allows new entrants to establish a foothold and offer competitive services relatively easily. Internationally, our competitors include both government-owned and incumbent phone companies and emerging competitive carriers. As consumers and telecommunications providers have come to understand the benefits that may be realized from transmitting voice over the Internet, a substantial number of companies have emerged to provide VoIP services. The principal competitive factors in the international market include: price, quality of service, distribution, customer service, reliability, network capacity, the availability of enhanced communications services and brand recognition.

Substantially all of our competitors have substantially greater resources than we do. Intense competitive pressures could have a material adverse effect on our business.

Companies with substantially greater expertise and resources than those available to us may develop or market new, similar or virtually identical products that directly compete with us. Competitors may also develop technologies or products that render our products less marketable or obsolete. If we are unable to continually enhance and improve our products, we may be unable to compete with others. We may not be able to successfully enhance or improve any product or develop or acquire new products, because of our limited resources.

Intellectual Property

Our business is dependent on the our intellectual property which consists primarily of two softswitches. We pay annual support and maintenance fees to the softswitch developers for updates and upgrades to our softswitches. In the event that we are unable to or otherwise fail to pay the annual support and maintenance fees, our softswitches may not function as they were designed in which case we would lose customers. We do not have any patents, trademarks or trade secret confidentiality agreements to protect our softswitches.

We purchased a softswitch from IMT in February of 2005. We have entered into a software support agreement with IMT for maintenance of the associated software. In the event that we do not have the funds to pay the monthly fee to IMT or otherwise fail to pay the fee, IMT could terminate its support services. During any period that our software is not properly supported, our customers may not be able to use our VoIP services and our business would be severely impacted. As of March 12, 2007, we were approximately $52,500 in arrears in payments to IMT under our software support agreement with it. See “Certain Transactions” and “Management’s Discussion and Analysis.”

Our second softswitch was licensed from PortaOne, Inc. in January 2006 and is effective, unless earlier terminated pursuant to the terms of our agreement with PortaOne, until the applicable copyrights expire. PortaOne has informed us that the copyrights will not expire until 2035. The softswitch we have licensed from PortaOne enables us to offer the following features:

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Call waiting

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Call forwarding

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Voice mail

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Voicemail to email

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Electronic facsimile

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Find Me – Follow Me

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Three way conference calling

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Caller ID

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Caller ID on call waiting

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Call transfer

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Unified messaging

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Real time web based processing of call detail records

We are required to pay PortaOne an annual maintenance and support fee of $24,030 which entitles us to customer support and access to any upgrades or changes that PortaOne may make to the software. PortaOne may raise the price of its annual fee at the end of each one year term. In the event that we do not have the funds to pay the annual fee to PortaOne or otherwise fail to pay the fee, PortaOne could terminate the license and its support services. In either of those events, our business would be severely impacted. As of March 19, 2007, we were current in our payments to PortaOne. There can be no assurance, however, that we will be able to remain current in the future. We also acquired the right to distribute the PortaOne license to third parties on a commission basis, although we have not done so.

Other than the two softswitches we have no significant intellectual property.

We do not have any patents, trademarks or trade secret confidentiality agreements. For projects that are in development, we intend to rely on intellectual property rights afforded by trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology and other intellectual property.

Physical Property

We lease approximately 1,500 square feet for our principal offices in Boca Raton, Florida from IMT at a monthly rental of approximately $3,500. The lease expires on March 1, 2008. We believe that other suitable facilities are available at comparable rates.

We also have a co-location sublease with IMT for premises in Miami, Florida expiring on February 28, 2008 with a monthly rental of approximately $1,850. Substantially all of our technical equipment is located on those premises.

We believe that other suitable facilities will be available to us upon the expiration of the leases at comparable rates.

We own computer servers, routers and telephony switches as well as office equipment such as computers, printers and software.

IMT has listed us as an insured on an insurance policy that provides us with property insurance coverage of $100,000. IMT has not charged us for the insurance and may discontinue the insurance at any time.

Employees

On March 12, 2007, we had five employees, inclusive of our two executive officers.

REGULATION

The use of the Internet and private IP networks to provide voice communications services is a relatively recent market development. Although the provision of such services is currently generally not as regulated as traditional telephony services within the United States, the FCC is reviewing whether to apply additional regulations to VoIP services, and the United States Congress is considering several bills that would, if passed, impose new and additional regulations on providers of VoIP services, including us. In addition, several foreign governments have adopted or proposed laws and/or regulations that could be interpreted to restrict or prohibit the provision of VoIP services. Other countries, however, have begun to open their markets to competition from new Internet-based voice services. Regulation of Internet telephony providers and services may materially and adversely affect our business, financial condition, operating results and future prospects, particularly if increased numbers of governments impose regulations restricting the use and sale of IP telephony services. This additional regulation could have a material adverse effect on many of our primary business lines.

United States

Federal Regulation

FCC IP-Enabled Notice of Proposed Rulemaking, or NPRM

To date, the FCC has not imposed broad-based regulatory charges or traditional common carrier regulation upon providers of Internet communications services, but it has begun regulating this area on a limited basis as outlined in this section. On March 10, 2004, the FCC opened a proceeding (Docket No. 04-36) to examine several regulatory and policy issues regarding the regulation of IP-enabled services (such as VoIP), technologies, and providers. This proceeding could result in the FCC determining, for instance, that certain types of Internet telephony should be regulated like basic telecommunications services. Thus, Internet telephony could no longer be exempt from access charges, which reimburse local carriers for use of their local telephone network and other telecommunications related fees and regulatory obligations. On June 27, 2006 the FCC could released an order also conclude concluding that some interconnected Internet telephony providers should contribute to the Universal Service Fund, which provides support to ensure universal access to telephone service.

The imposition of access charges, regulatory fees, or universal service contributions could substantially increase our costs of serving our customers in the U.S. We may have to increase our prices to cover these costs, which could have a negative impact on our ability to compete with other telephony providers. The imposition of regulation and contribution requirements might also negatively affect the incentives for companies to continue to develop IP technologies to offer VoIP services because companies may need to divert resources from research and development to comply with regulatory and contribution requirements. It is also possible that the FCC might adopt a regulatory framework that is unique to IP telephony providers or one where IP telephony providers are subject to reduced regulatory requirements, which we believe would be good for us. Although the FCC has indicated it will preempt state regulation for some types of VoIP services, the FCC may decline to preempt all state regulation over various types of IP-enabled services, which may result in the imposition of additional regulation of VoIP services at the state level. We cannot predict what regulations, or the extent of regulation, if any, the FCC may impose. The FCC has, however, explained that it intends to rely wherever possible on competition and apply discrete regulatory requirements only where such requirements are necessary to fulfill important policy objectives. We cannot predict when the FCC will issue a final decision, the outcome of the decision, or the result of any subsequent proceedings or actions that may arise out of the FCC’s decision.

E911 Order

In May 2005 (in Docket 05-196) the FCC issued an Order, the E9911 Order, requiring, among other things, that as of November 28, 2005, certain VoIP service providers offer enhanced 911 service, or E911 in a manner similar to that of traditional carriers. The E911 Order applies to those services that: (1) enable real-time, two-way voice communications; (2) require a broadband connection from the user’s location; (3) require Internet protocol-compatible customer premises equipment; and (4) permit users generally to receive calls that originate on the public switched telephone network and to terminate calls to the public switched telephone network, together the interconnected VoIP services. The E911 Order also places several other obligations on providers of interconnected VoIP services, such as customer notification requirements. Several of our services fall within the type of services covered by the FCC’s E911 Order.

First, the order requires us to notify our customers of the differences between the emergency services available through us and those available through traditional telephony providers. We also must receive affirmative acknowledgment from all of our customers that they understand the nature of the emergency services available through our service. On September 27, 2005, the FCC's Enforcement Bureau released an order stating that the Enforcement Bureau will not pursue enforcement actions against VoIP providers, like us, that have received affirmative acknowledgement from at least 90% of their subscribers.

Second, the order requires us to provide enhanced emergency dialing capabilities, or E-911, to all of our customers by November 28, 2005. Under the terms of the order, we are required to use the dedicated wireline E-911 network to transmit customers' 911 calls, callback number and customer-provided location information to the emergency authority serving the customer's specified location. On November 7, 2005, the FCC's Enforcement Bureau issued a Public Notice with respect to that requirement. The Public Notice indicated that providers who have not fully complied with the enhanced emergency dialing capabilities requirement are not required to discontinue the provision of services to existing clients, but that the FCC expects that such providers will discontinue marketing their services and accepting new customers in areas in which the providers cannot offer enhanced emergency dialing capabilities.

To date, the FCC has declined to extend the statutory liability protections applied to traditional wireline and wireless carriers to VoIP providers for offering emergency services. As part of the Order, the FCC issued a Notice of Proposed Rulemaking, or NPRM, to examine, among other things, whether the additional E911 requirements should be imposed on VoIP providers and whether more types of Internet services should be obligated to offer E911. There are several petitions for clarification and appeals pending on the E911 Order.

We expect to expend significant resources to comply with the E911 Order. We rely on third party underlying service providers to offer E911. We may not be able to comply with the E911 Order or aid our other service provider clients to comply with the E911 Order if we cannot maintain our agreements with underlying E911 service providers. In addition, if these service providers are not available in a geographic location, or if it is not otherwise technically feasible, we may not be able to comply or assist our service provider clients to comply with the E911 Order. If we cannot comply with the Order, we may become subject to regulatory action, including fines and other penalties, and we may decide to or be required to disconnect customers, or to renegotiate or terminate our agreements with our customers. Ambiguities in the E911 Order and the proceedings arising from the E911 Order result in added regulatory uncertainty that may have a negative impact on our business.

As we deploy E911 services, we may have an increased risk of liability resulting from provision of these services, or the failure of these services to function as required. We intend to comply with the E911 Order and expect to continue to develop technologies to support emergency access and enhanced emergency services.

Communications Assistance for Law Enforcement Act, or CALEA

On September 23, 2005, the FCC released an Order requiring certain broadband and VoIP providers to accommodate wiretaps pursuant to CALEA. The FCC found that these services can essentially replace conventional telecommunications services currently subject to wiretap rules. The FCC reasoned that the definition of “telecommunications carrier” in CALEA is broader than the definition of that term in the Communications Act and can encompass providers of services that are not regulated as telecommunications services providers under the Communications Act. The CALEA Order also encompassed a NPRM to determine whether certain classes or categories of facilities-based broadband Internet access should be exempt from CALEA. The FCC established a deadline of 18 months from the effective date of the Order, by which time newly covered entities and providers of newly covered services must be in full compliance. While GlobalTel IP intends to comply with the FCC CALEA Order and continues to cooperate with law enforcement to enable authorities to accomplish lawful wiretaps, we may be required to expend significant resources to comply with CALEA. If we do not comply, the FCC may subject us to fines and penalties, and we may decide to or be required to disconnect customers, or to renegotiate or terminate our agreements with our customers.

Other VoIP Proceedings

On October 18, 2002, AT&T filed for a declaratory ruling from the FCC that would prevent incumbent local exchange carriers, or ILECs, from imposing traditional circuit-switched access charges on AT&T’s phone-to-phone IP services. On April 21, 2004 the FCC ruled on AT&T’s petition that AT&T’s particular phone-to-phone service was a regulated telecommunications service and was therefore subject to access charges. The FCC may extend its findings in the AT&T Order to other VoIP services and providers, thereby imposing additional and burdensome regulatory requirements on some of our services.

On February 5, 2003 pulver.com filed a petition with the FCC seeking a declaratory ruling that its “Free World Dialup,” (which facilitates point-to-point broadband Internet protocol voice communications), is neither telecommunications nor a telecommunications service. On February 19, 2004 the FCC issued an order holding that Free World Dialup is more properly classified as an information service and not subject to regulations governing traditional telecommunications providers. In another proceeding, on November 912, 2004, the FCC ruled that services similar to Vonage’s broadband Internet telephony service are interstate in nature, thereby preempting states from imposing entry regulations on providers of these services. The FCC, however, declined to preempt state laws governing taxation, fraud, commercial dealings, marketing, advertising and other business. The FCC's decision was based on its conclusion that Internet telephony service is interstate in nature and cannot be separated into interstate and intrastate components. While this ruling does not exempt us from all state oversight of our service, it effectively prevents state telecommunications regulators from imposing certain burdensome and inconsistent market entry requirements and certain other state utility rules and regulations on such services. In these proceedings, the FCC has demonstrated its preference for minimal regulation of nascent VoIP services in order to promote technological and competitive development, which is beneficial to us.

On February 12, 2004, the FCC opened a broad rulemaking proceeding concerning VoIP and other IP-based services. The rulemaking includes a myriad of issues relating to VoIP services. For example, the FCC is seeking comment in this proceeding on whether to subject VoIP services to disability access requirements set out in the Telecom Act, the potential application of certain consumer protection rules that currently apply only to telecommunications carriers and other issues relating to use and assignment of numbering resources, universal service requirements, intercarrier compensation arrangements, and the impact of the proliferation of VoIP services on rural carriers. The outcome of this proceeding may affect the way we operate our business. There also are several recent or ongoing FCC proceedings initiated by various persons that relate to VoIP and other Internet services. Certain of the FCC's conclusions in these proceedings could have an indirect effect on the VoIP industry generally and on our business.

Intercarrier Compensation

Currently, the FCC treats providers of Internet telephony services no differently from providers of other information and enhanced services that are exempt from payment of interstate access and other fees and charges. On April 19, 2001, in Docket No. CC 01-92, the FCC adopted a proposal to begin a fundamental examination of all forms of intercarrier compensation — the payments among telecommunications carriers resulting from their interconnecting networks. In March 2005, the FCC released a further NPRM regarding intercarrier compensation reform. The FCC could adopt an intercarrier compensation mechanism and other regulations that could result in an increase in the cost of the local transmission facilities necessary to complete our calls or a decrease in the costs of such facilities to traditional long distance telephone companies. An increase in our rates as a result of new FCC regulations could have a material adverse effect on our ability to compete with other carriers. Additionally, our rates from underlying carriers may increase due to regulatory fees such as the Universal Service Fee.

Other aspects of our services may be subject to state or federal regulation, such as regulations relating to the confidentiality of data and communications, intellectual property issues, taxation of services, and licensing.

Universal Service Fund

FCC regulations require providers of interstate telecommunications services, but not providers of information services, to contribute to the federal Universal Service Fund, or USF. USF contributions are currently calculated as a percentage of interstate and international revenue. Currently, we are not required to contribute directly to the USF, although we do contribute indirectly to the USF through our purchase of telecommunications services from our suppliers. If VoIP services like ours are considered telecommunications services, we may be required to contribute directly to the USF. In addition, the FCC is considering a number of proposals that could alter the way that the USF is assessed. For instance, the FCC is considering an assessment based on the use of telephone numbers. In the future, we may be required to contribute directly to the USF or may face additional costs due to an increase in the contribution obligations of our suppliers.

Access to Telephone Numbers and Local Number Portability

Our service and features depend on our ability to assign to customers the phone numbers they want. FCC regulations affect our ability to do this and the cost at which we can do it.

Access to New Telephone Numbers

Current FCC rules prohibit VoIP providers from directly obtaining telephone numbers from the entities that control them, which are the North American Numbering Plan Administrator and the Pooling Administrator. Instead, VoIP providers must obtain numbers indirectly through licensed telecommunications carriers. SBC Internet Services, Inc., an unlicensed VoIP provider, filed a petition with the FCC seeking limited waiver of rules that limit the direct assignment of telephone numbers to licensed telecommunications carriers. The FCC granted SBC Internet Services' petition and stated that it will provide similar relief in response to petitions from other similarly-situated VoIP providers. We may file a similar petition requesting similar relief.

Local Number Portability

We currently offer "local number portability," a service that allows customers to move their existing telephone numbers from another provider to our service. Only regulated telecommunications providers have access to the centralized number databases that facilitate this process. Because we are not a regulated telecommunications provider, we must rely on telecommunications providers to process our local number portability requests.

State Regulation

State governments and their regulatory authorities may assert jurisdiction over the provision of intrastate IP communications services where they believe that their telecommunications regulations are broad enough to cover regulation of IP services. Various state regulatory authorities have initiated proceedings to examine the regulatory status of Internet telephony services. While a majority of state commissions have not imposed traditional telecommunications regulatory requirements on IP telephony at this time, some states have issued rulings that may be interpreted differently. For instance, a state court in Colorado has ruled that the use of the Internet to provide certain intrastate services does not exempt an entity from paying intrastate access charges. Prior to imposing any regulatory burdens on VoIP providers, however, the Colorado Public Utilities Commission, or CPUC, opened a docket to investigate whether it has jurisdiction to regulate VoIP services. On December 17, 2003, the CPUC closed its investigatory docket pending the outcome of the FCC’s various VoIP-related proceedings. The New York State Public Service Commission, or NYPSC, has ruled that another company’s particular IP telephony services may be considered telecommunications services subject to access charges. The NYPSC has to date, however, declined to issue a broad regulatory policy related to all types of VoIP services, although it is currently considering the regulatory framework for VoIP services as part of a larger proceeding on the state of competition in New York. On May 24, 2004, the NYPSC found that another provider’s particular broadband VoIP service was a telecommunications service subject to New York telecommunications regulations. On July 16, 2004, a federal district court issued a preliminary injunction against the NYPSC pending outcome of relevant FCC proceedings.

Following an investigative workshop held by the Florida Public Service Commission on VoIP, the Florida Legislature passed a bill that exempts VoIP from regulation, but some local exchange companies have attempted to interpret the new law as leaving open the issue of access charges. On October 16, 2003, a Federal court in Minnesota issued a permanent injunction against the MNPUC preventing the MNPUC from imposing state regulations on another provider’s VoIP services offered over broadband connections. There are approximately 30 states and U.S. territories that have examined or are in the process of examining the regulatory status of VoIP to some extent, and many have sent us inquiries about our services. We have responded to these letters by asserting that we are an information service and not a telecommunications provider and, therefore, are not subject to regulation under their laws. If the states require us to register as a telecommunications provider, we may become subject to significant additional fees and charges, although we may decide to challenge these charges or the regulations establishing them. There can be no assurance that these states, or others that may contact us in this regard, will accept our position or that our challenges will be successful.

International

The regulatory treatment of IP communications outside the United States varies significantly from country to country. GlobalTel IP operates on a global scale. The regulations we are subject to in many jurisdictions change from time to time, and they may be difficult to obtain in a timely manner and to interpret as applied to new technologies. This is especially true for developing markets. Additionally, in our experience, the enforcement of these regulations does not always track the letter of the law. Accordingly, although we devote considerable resources to maintaining compliance with these regulations, we cannot be certain that we are in compliance with all of the relevant regulations at any given point in time.

While some countries prohibit IP telecommunications, others have determined that IP services offer a viable alternative to traditional telecommunications services. As the Internet telephony market has expanded, regulators have begun to reconsider whether to regulate Internet telephony services. Some countries currently impose little or no regulation on Internet telephony services. Other countries, however, are beginning to take a more structured approach to regulating VoIP. For instance, in 2002 the European Union, or EU, adopted several directives that revamp the existing EU telecommunications policies and regulations (Directives). The EU Directives, collectively referred to as the New Regulatory Framework (NRF), require Member States to adopt laws that implement the provisions of the NRF and that promote its key objectives, which include fostering competition and innovation, liberalizing markets and simplifying market entry; promoting the single European market and the interest of citizens. While the European Commission (EC) monitors and supervises the Member States of the EU to ensure they properly apply the provisions of the Directives, the primary responsibility for implementing the provisions of specific EU legislation lies with the legislatures and regulatory authorities of the Member States. Accordingly, although Member States are required to adhere to the EU laws, Member States do not necessarily take a uniform approach toward a particular service such as VoIP. Moreover, one of the key tenants of the NRF is technological neutrality, which means that a given service should in theory be subject to the same kind of regulation, regardless of the technological platform or network over which the service is delivered. The level of regulation in a given situation will depend principally on market analysis conducted by each regulatory authority. The heaviest regulatory burden will fall on providers that are found to hold a dominant position on the relevant market. Certain consumer protection, quality of service and public safety obligations may be imposed on providers of publicly available voice services, even if the providers do not hold a dominant position on the market.

There is considerable uncertainty as to how this last aspect of the NRF would apply to providers of VoIP services such as GlobalTel IP. Many countries are choosing to regulate VoIP like traditional phone service if the subscriber to the VoIP service is allocated a geographical telephone number of the same type as that given to users of traditional telephone service. Currently, we intend to offer our cable telephony platform, and other services, in several EU countries, including France, Belgium, and Luxemburg. We cannot guarantee that these or other EU Member States where we may elect to do business will refrain from imposing additional regulations on our VoIP services as they implement and interpret the NRF. The EU and several Member States have issued consultation documents requesting industry comments on the applicability of aspects of the NRF to various VoIP services in their respective countries. We cannot predict the outcome of these consultations or the manner in which Member States will implement the NRF with respect to VoIP services such as ours.

Other countries, including those in which the governments prohibit or limit competition for traditional voice telephony services, generally do not permit Internet telephony services or strictly limit the terms under which those services may be provided. Still other countries regulate Internet telephony services like traditional voice telephony services, requiring Internet telephony companies to, among other things, apply for the same types of licenses and pay the same regulatory fees as traditional telecommunications service providers in those countries. While some countries subject IP telephony providers to reduced regulations, others have moved towards liberalization of the IP communications sector and have lifted bans on provision of IP communications services. We believe that while increased prohibitions and restrictions could materially threaten our ability to provide services, the lifting of prohibitive regulations in a country generally will enable us to expand our services and presence in that country. On the other hand, in countries where there exists substantial regulatory uncertainty with respect to VoIP, limited and narrowly tailored regulation may enable providers such as GlobalTel IP to enter these markets with greater certainty. We cannot predict how a regulatory or policy change of a particular country might affect the provision of our services.

In addition, as we expand into additional foreign countries, some countries may conclude that we are required to qualify to do business in their country, that we are otherwise subject to regulation, or that we are prohibited from conducting our business in such countries. Our failure to qualify as a foreign corporation in certain jurisdictions, or to comply with foreign laws and regulations, may materially and adversely affect our business.

Moreover, our resellers, underlying providers, and wholesale clients in various foreign countries may be or may become subject to various regulatory requirements. We cannot be certain that our partners are currently in compliance with every regulatory or other legal requirement in their respective countries, or that they will be able to comply with existing or future requirements. Failure of our partners to comply with these requirements could materially and adversely affect our business.

Regulation of the Internet

In addition to regulations addressing Internet telephony, cable modem and broadband services, other regulatory issues relating to the Internet in general could affect our ability to provide our services. Congress has adopted legislation that regulates certain aspects of the Internet, including online content, user privacy, taxation, liability for third-party activities and jurisdiction. In addition, a number of initiatives pending in Congress and state legislatures would prohibit or restrict advertising or sale of certain products and services on the Internet, which may have the effect of raising the cost of doing business on the Internet generally. The European Union has also enacted several directives relating to the Internet, one of which addresses online commerce. International governments are adopting and implementing privacy and data protection regulations that establish certain requirements with respect to, among other things, the confidentiality, processing and retention of personally identifiable subscriber information and usage patterns. The potential effect, if any, of these data protection rules on the development of our business remains uncertain.

Federal, state, local and foreign governmental organizations are considering other legislative and regulatory proposals that would regulate or tax the Internet. We cannot predict whether new taxes will be imposed on our services both nationally and internationally, and depending on the type of taxes imposed, whether and how our services would be affected thereafter. Increased regulation of the Internet may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, financial condition and results of operations.

Other Regulations that Might Affect Our Services

We are also subject to federal and state laws and regulations regarding consumer protection and disclosure regulations. Changes in these rules could substantially increase the cost of doing business nationally and in any particular state. Authorities having jurisdiction may bring claims against us pursuant to the relevant consumer protection laws in the event we do not meet our legal requirements. The FCC also requires service providers that enable users to place toll-free calls from payphones in the United States to compensate the payphone operator for each call placed from a payphone. Changes in FCC payphone compensation rules and/or the failure of GlobalTel IP to properly compensate payphone operators for use of their payphones could subject us to legal actions, or otherwise negatively affect our revenues.

In addition to specific telecommunications regulation, we are subject to other laws. For example, the Office of Foreign Asset Control of the U.S. Department of the Treasury, or OFAC, administers the United States’ sanctions against certain countries. OFAC rules restrict many business transactions with such countries and, in some cases, require that licenses be obtained for such transactions. Companies that export products or services out of the United States are also subject to the export regulations of the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce. Failure to obtain proper authority from these regulators could expose us to legal and criminal liability.

MANAGEMENT

Executive Officers and Directors

Set forth below are the name, age, position, and a brief account of the business experience of each of our executive officers and directors. Each of our directors holds office until the next annual meeting of shareholders and until the director’s successor is elected and qualified or until the director’s resignation or removal. Each of our executive officers holds office until the next annual meeting of shareholders.

NAME	AGE	POSITIONS
Larry M. Reid	62	President, Chief Executive Officer, Chief Financial Officer and a director
Michael J. Gutowski	48	Vice President of Sales and Marketing and a director

Larry M. Reid has been a member of our Board of Directors since 1999. He was our President from 1999 to March, 2005 at which time he became our Executive Vice President and Chief Financial Officer. From December 2001 until September 2005, Mr. Reid was the Chief Financial Officer and a director of Connectivity Inc., which was primarily engaged in the manufacture and distribution of emergency call boxes. In April 2003, Connectivity Inc. was acquired by Arrow Resources Development, Inc. at which time Mr. Reid became the Executive Vice President and a director of that company. Mr. Reid left Arrow Resources Development, Inc. because, notwithstanding the terms of his written employment agreement with Arrow, his salary was not paid. After Mr. Reid left Arrow, he instituted litigation against Arrow Resources Development, Inc. based upon non-payment of his salary. Arrow Resources Development, Inc. asserted counterclaims against Mr. Reid to the effect that Mr. Reid had engaged in fraudulent activities against Arrow Resources Development, Inc. Mr. Reid denied all of Arrow Resources Development, Inc.’s substantive counterclaims. The parties settled the litigation without any admission of wrongdoing by Mr. Reid.

 Michael J. Gutowski has held his present positions with us since March 2005. From November 1999 to December 2002 Mr. Gutowski was the Chief Executive Officer and a director of Connectivity Inc., which was primarily engaged in the manufacture and distribution of emergency call boxes. In April, Connectivity Inc. was acquired by Arrow Resources Development, Inc. at which time Mr. Gutowski became the President, Chief Operating Officer and a director of that company. Mr. Gutowski left Arrow Resources Development, Inc. in September 2004 because, notwithstanding the terms of his written employment agreement with Arrow, his salary was not paid. After Mr. Gutowski left Arrow, he instituted litigation against Arrow Resources Development, Inc. based upon non-payment of his salary. Arrow Resources Development, Inc. asserted counterclaims against Mr. Gutowski to the effect that Mr. Gutowski had engaged in fraudulent activities against Arrow Resources Development, Inc. Mr. Gutowski denied all of Arrow Resources Development, Inc.’s substantive counterclaims. The parties settled the litigation without any admission of wrongdoing by Mr. Gutowski.

There are no family relationships among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

None of the following events occurred during the past five years that is material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person:

•

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•

Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Executive Compensation

Summary Compensation Table

The following table discloses all plan and non-plan compensation awarded to, earned by, or paid to the following for all services rendered in all capacities to us: (a) all individuals serving as our chief executive officer (CEO) or acting in a similar capacity during the fiscal year ended September 30, 2006, regardless of compensation level; (b) our four most highly compensated executive officers other than the CEO who were serving as executive officers at September 30, 2006 and whose total annual salary and bonus, as so determined, was in excess of $100,000; and (c) up to two additional individuals for whom disclosure would have been provided pursuant to (b) of this paragraph but for the fact that the individual was not serving as an executive officer of us at September 30, 2006 and whose total annual salary and bonus, as so determined, was in excess of $100,000 (the “Named Executive Officers”):

		Annual Compensation	Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary and Consulting Fees	Securities Underlying Options (shares of common stock)
Larry M. Reid – President, CEO, Executive Vice President and Chief Financial Officer	2006 2005 2004	$104,000 $48,000 -0-	250,000 shares -0- -0-
Steven M. Williams - CEO	2006 2005 2004	$5,000 * $0.00 $0.00	250,000 shares -0- -0-
Michael J. Gutowski, Vice President of Sales and Marketing	2006 2005 2004	$104,000 $48,000 -0-	250,000 shares -0- -0-

_____________

* We issued 500,000 shares of our common stock to Mr. Williams for services rendered to us during our development stage in lieu of a cash payment of $5,000.

The aggregate amount of any perquisites and other personal benefits, securities or property paid or given by us to any of the Named Executive Officers in any of the fiscal years was less than 10% of the total of annual salary of the respective Named Executive Officer.

During the fiscal year ended September 30, 2006, we did not adjust or amend the exercise price of stock options previously awarded to any of the Named Executive Officers, whether through amendment, cancellation or replacement grants, or any other means.

Larry M. Reid and Michael J. Gutowski each presently receive salaries from us of $104,000 per year.

Option Grants Table

The following table provides certain information concerning individual grants of stock options made during the fiscal year ended September 30, 2006 to each of the Named Executive Officers:

Option Grants in Fiscal Year Ended September 30, 2006
Individual Grants
Name	Number of Securities Underlying Options (shares of common stock)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Larry M. Reid	250,000	13.5%	$.22	March 1, 2010
Michael J, Gutowski	250,000	13.5%	$.22	March 1, 2010
Steven M. Williams	250,000	13.5%	$.22	March 1, 2010

We have never granted any stock appreciation rights to the Named Executive Officers and during the fiscal year ended September 30, 2006 we did not reprice any options previously granted to them.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides certain information concerning each exercise of stock options during the fiscal year ended September 30, 2006 by each of the Named Executive Officers and the fiscal year-end value of unexercised options:

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
Name	Shares Acquired on Exercise	Value Realized ($)	Number of Shares of Common Stock Underlying Unexercised Options at FY-End (shares of common stock) Exercisable/Unexercisable	Value of Unexercised In-the Money Options/ at FY-End
Larry M. Reid	-0-	-0-	250,000 /-0-	-0-
Michael J. Gutowski	-0-	-0-	250,000 /-0-	-0-
Steven M. Williams	-0-	-0-	250,000 /-0-	-0-

An option is considered “in the money” for purposes of the table if its exercise price was lower than $.0.19, the approximate market value of a share of our common stock on September 30, 2006.

Long-Term Incentive Plans - Awards in Last Fiscal Year

The GlobalTel IP, Inc. 2005 Incentive Equity Plan, or the Plan, was adopted and approved by our Board of Directors and our stockholders in October 2005. The following summary of the Plan is qualified in its entirety by the terms and conditions of the Plan which has been filed as an exhibit to the registration statement of which this prospectus is a part.

The purpose of the Plan is to promote long-term profitability and to enhance value for our stockholders by offering incentives and rewards to our key employees, directors and officers, including those of our subsidiaries, to retain their services and to encourage them to acquire stock ownership in us.

The Plan will terminate in October 2010 unless terminated earlier by our Board of Directors or a Committee composed of two or more of members of our Board of Directors to administer the Plan. All references below to the “Board” in connection with the Plan refer to our Board of Directors and any such Committee. After termination of the Plan, no future awards may be granted, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the Plan.

The Plan may be amended only by the Board as it deems necessary or appropriate to better achieve the purposes of the Plan, except that no such amendment shall be made without the approval of our stockholders which would increase the number of shares available for issuance in accordance with the Plan.

The Board has the discretion, exercisable at any time before a sale, merger, consolidation, reorganization, liquidation or change in control of us, as defined by the Board, to provide for the acceleration of vesting and for settlement, including cash payment, of an award granted under the Plan upon or immediately before such event is effective. However, the granting of awards under the Plan shall in no way affect our right to adjust, reclassify, reorganize, or otherwise change our capital or business structure, or to merge, consolidate, dissolve, liquidate, sell or transfer all or any portion of our businesses or assets.

The Board is responsible for administering the Plan. The Board has full and exclusive power to interpret the Plan and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper. This power includes but is not limited to selecting award recipients, establishing all award terms and conditions and adopting modifications, amendments and procedures, as well as rules and regulations governing awards under the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The interpretation and construction of any provision of the Plan or any option or right granted under the Plan and all determinations by the Board in each case shall be final, binding and conclusive with respect to all interested parties.

Subject to adjustment as provided in the Plan, 5,000,000 shares of our common stock, $.001 par value, may be issued to participants under the Plan. As of March 12, 2007, options to purchase an aggregate of 1,850,000 shares of our common stock had been granted under the Plan.

All of our key employees, directors and officers are eligible to receive awards under the Plan as well as those of any entity that is directly or indirectly controlled by us, as determined by the Board.

The period of time within which employees may elect to participate in the plan shall be determined by the Board at the time an award is granted. The purchase price per share shall be not less than 100% of “Current Value” on the date of grant (except if a stock option is granted retroactively in tandem with or as a substitution for an SAR, the exercise price may be no lower than the exercise price per share for such tandem or replaced SAR).

For purposes of the Plan, Current Value of a security shall be determined as follows:

  (a)  If the security is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on NASDAQ or the NASD Bulletin Board, the Current Value of a share or other unit shall be the last reported sale price of such security on such exchange; or

  (b)  If the security is not so listed or admitted to unlisted trading privileges but bid and asked prices are reported by the National Quotation Bureau, Inc. or any successor thereto, the Current Value shall be the average of last reported high bid and low asked prices reported by the National Quotation Bureau, Inc.; or

  (c)  If the security is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the Current Value shall be the book value of a share or other unit as at the end of our immediately prior fiscal quarter determined in accordance with generally accepted accounting principles consistently applied.

The exercise price for a stock option shall be paid in full by the optionee at the time of the exercise in cash or such other method permitted by the Board, including (i) tendering (either actually or by attestation) shares, (ii) authorizing a third party to sell the shares (or a sufficient portion thereof) acquired upon exercise of a stock option and assigning the delivery to us of a sufficient amount of the sale proceeds to pay for all the shares acquired through such exercise, or (iii) any combination of the above.

If approved by the Board, the purchase price for shares purchased under the Plan may be paid in cash or a finite number of shares at the option of the Employee. Payment must be made at such time as determined by the Board.

The purchase price of securities purchased under the Plan will be received by us and may be used to pay compensation to our affiliates and to reimburse them for amounts advanced by them to us or on our behalf.

Compensation of Directors

We have no arrangements pursuant to which any of our directors were compensated during the fiscal year ended September 30, 2006 or are expected to be compensated in the future for any service provided as a director.

Employment Contracts and Termination of Employment and Change in Control Arrangements.

We have no employment contracts with any of our employees or any compensatory plan or arrangement, including payments to be received from us, with respect to a Named Executive Officer, if such plan or arrangement results or will result from the resignation, retirement or any other termination of such executive officer’s employment with us or from a change in control of us or a change in the Named Executive Officer’s responsibilities following a change-in-control. In addition, we have no termination of employment or change in control arrangements.

Equity Securities Authorized for Issuance With Respect to Incentive Compensation Plan

As of September 30, 2006, 5,000,000 shares of our common stock were authorized for issuance under a compensation plan (including individual compensation arrangements). Pursuant to the plan, we have granted options to purchase 1,850,000 shares at an exercise price of $.22 per share, expiring March 1, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 12, 2007 with respect to any person (including any “group”) who is known to us to be the beneficial owner of more than 5% of any class of our common stock and as to each class of our equity securities beneficially owned by our directors and directors and officers as a group:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)(2)	Approximate Percent of Class
Steven M. Williams 7999 North Federal Highway Boca Raton, FL 33487	7,852,925 (3)	34.4% (3)
Interactive Media Technologies, Inc. 7999 North Federal Highway Boca Raton, FL 33487	7,102,925	31.5%
Larry M. Reid 7999 North Federal Highway Boca Raton, FL 33487	2,003,400 (4)	8.8% (4)
Global Trading Inc. of South Florida 6540 Sutton Court Parkland, FL 33067	1,500,000	6.7%
Michael J. Gutowski 7999 North Federal Highway Boca Raton, FL 33487	1,218,500 (5)	5.4% (5)
Officers and directors as a group (2 persons)	3,221,900	14.2%

(1)

Unless otherwise noted below, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)

For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that any such warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.

(3)

Includes (a) 7,102,925 shares owned by Interactive Media Technologies, Inc. of which Mr. Williams is the President, Chief Executive Officer and sole member of its Board of Directors and (b) 250,000 shares that can be acquired by Mr. Williams upon exercise of an option. Mr. Williams is also the beneficial owner of approximately 24% of IMT’s outstanding voting securities.

(4)

Includes 250,000 shares that can be acquired by Mr. Reid upon exercise of an option.

(5)

Includes 250,000 shares that can be acquired by Mr. Gutowski upon exercise of an option.

MARKET FOR COMMON EQUITY AND CERTAIN RELATED STOCKHOLDER MATTERS

Since November 7, 2005, our common stock is principally traded in the over-the-counter market and has been quoted by the Pink Sheets® LLC under the symbol GIPI. The trading market is extremely limited and sporadic and should not be considered to constitute an established trading market. The following table sets forth the range of high and low bid prices for the common stock for the fiscal quarters indicated. The quotations were obtained from the Pink Sheets® LLC.

Quarter Ended	Low	High
December 31, 2005	$.05	$.75
March 31, 2006	$.15	$.40
June 30, 2006	$.21	$.40
September 30, 2006	$.19	$.35
December 31, 2006	$.17	$.19

All quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

On March 12, 2007, our common stock was held of record by approximately 95 holders.

We have never paid dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for the operation and expansion of our business. Other than financial ability, we have no legal, contractual or corporate constraints against the payment of dividends. Commitments we may make in the future may, however, contractually limit or prohibit the payment of dividends.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 750,000,000 shares of common stock, $.001 par value, and 200,000,000 shares of preferred stock, no par value. No shares of preferred stock have been issued.

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts, if any, as our Board of Directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the common stock are not entitled to preemptive rights and the common stock is not subject to conversion or redemption.

On March 12, 2007, our directors and executive officers beneficially owned approximately 12.1% of our outstanding common shares. These stockholders may be able to effectively determine the outcome of stockholder votes, including votes concerning the election of directors, amendments to our charter and bylaws, and the approval of significant corporate transactions such as a merger or a sale of our assets. In addition, their controlling influence could have the effect of delaying, deferring or preventing a change in control of our company.

Control-Share Acquisitions

We are subject to the control-share acquisitions provisions of the Florida Business Corporation Act and will continue to be so if (a) we have at least 100 shareholders; (b) have our principal place of business, our principal office, or substantial assets within Florida; and (c) either: (1) more than 10 percent of our shareholders reside in Florida; (2) more than 10 percent of our shares are owned by residents of Florida or (3) 1,000 of our shareholders reside in Florida.

Shares acquired in a “control share acquisition” cannot be voted and become subject to other control-share acquisitions provisions unless the holders of a majority of our voting shares approves the granting of voting rights as to the shares acquired in the control share acquisition. An acquisition of our shares will not be deemed to be a control-share acquisition if it is either (i) approved by our board of directors before the acquisition , or (ii) made pursuant to a pursuant to a merger or share exchange in compliance with the applicable provisions of the Florida Business Corporation Act to which we are a party. The foregoing is a summary of the control-share acquisitions provisions of the Florida Business Corporation Act and is subject to certain exceptions and additional provisions.

For purposes of the Florida Business Corporation Act, a “control-share acquisition” means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares.” “Control shares” means shares issued by us that, except for the control-share acquisitions provisions, would have voting power that, when added to all other of our shares owned by a person or which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of the voting power of our shares in the election of directors within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power; (2) one-third or more but less than a majority of all voting power or (3) a majority or more of all voting power.

Transfer agent

The transfer agent for our common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

CERTAIN TRANSACTIONS

Other than as set forth under this caption and elsewhere in this prospectus, during the last two years there have been no transactions, or are there any proposed transactions, to which we were or are to be a party, in which any of the following persons had or is to have a direct or indirect material interest and the amount involved in the transaction or a series of similar transactions does not exceed $60,000

•

Any of our directors or executive officers;

•

Any nominee for election as a director;

•

Any security holder named in this prospectus as beneficially owning more than 5% of our outstanding common stock; and

•

Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the above persons.

In October 2004, we issued 668,500 shares to Michael J. Gutowski for consulting services which we valued at $6,680.

In February 2005, pursuant to an Asset Purchase Agreement with IMT we issued 7,000,000 shares to IMT. The assets purchased consisted primarily of hardware and software used by us in providing VoIP Services. A schedule of the assets has been filed as an exhibit to our registration statement filed with the SEC of which this prospectus is a part. Included in the assets we purchased from IMT, were assets acquired by IMT within two years prior to our purchase having an aggregate cost to IMT of $125,000 which we valued at $70,000 at the time of our purchase.

In March 2005, we entered into a software support agreement with IMT. Pursuant to the agreement, IMT agreed to provide support for the software we purchased from IMT that we utilize in our VoIP business. The particular services to be provided to us and the price we pay to IMT are described in a software support order. IMT’s cumulative liability under the agreement is limited to the amounts we pay to IMT under the agreement. In addition, in the event that IMT does not properly perform its contractual obligations or fails to perform them, our sole remedy is to terminate the software support agreement. On May 20, 2005 we submitted a software support order to IMT which was accepted by IMT. Pursuant to the order, IMT agreed to provide 150 hours per month of billing, development and support for a monthly fee of $10,500. IMT has the right to increase the fee with our consent, which we cannot unreasonably withhold. We agreed to reimburse IMT for travel, accommodations and certain other expenses. A subsequent similar agreement and order was entered into in March 2006. As of March 12, 2007, IMT advised us that it had incurred no such additional expenses.

In April 2005, we entered into a one year Office Lease Agreement with IMT pursuant to which we leased approximately 1,000 square feet of office space from IMT for approximately $2,000 per month.

In April 2005, we entered into a one year Co-Location Lease Agreement with IMT pursuant to which we leased space for our equipment in Miami, Florida from IMT for approximately $1,850 per month.

From October 1, 2005 to March 31, 2006, we paid IMT approximately $465,000 for terminating the VoIP calls of our customers with carriers of IMT’s choice. On March 31, 2006, we owed IMT approximately $140,000 for amounts billed for call terminations and not yet paid and accrued amounts for call terminations which had not then been billed.

In December 2005, we issued 500,000 shares of our common stock to Steven M. Williams for services rendered to us during our development stage which we valued at $5,000.

In March 2006, pursuant to a second Asset Purchase Agreement with IMT we issued 102,925 shares to IMT. The assets purchased consisted of hardware used by us in providing VoIP Services. A schedule of the assets has been filed as an exhibit to our registration statement filed with the SEC of which this prospectus is a part. Included in the assets we purchased from IMT, were assets acquired by IMT within two years prior to the purchase having an aggregate cost to IMT of $45,000 which we valued at $20,585 the time of our purchase.

In March 2006, we entered into a one year Co-Location Lease Agreement with IMT pursuant to which we lease space for our equipment in Miami, Florida from IMT for $1,850 per month.

In April 2006, we entered into a one year Office Lease Agreement with IMT pursuant to which we lease approximately 1,500 square feet of office space in Boca Raton, Florida from IMT for approximately $3,500 per month.

In February 2007, IMT agreed to extend the Software Support Agreement, Office Lease Agreement and Co-Location Lease Agreement for periods of one year each on a month to month basis. The agreements may only be terminated by IMT as is provided in the Agreements.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been a limited public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

All of the shares sold in this offering by the selling stockholders, including those shares distributed by IMT to its shareholders, will be freely tradable without restriction under the Securities Act of 1933 unless acquired by an affiliate of us, as that term is defined in Rule 144 under that Act.

On March 12,  2007, we had outstanding 22,534,081 shares of common stock. Of the 12,812,181 shares held by persons who are not our affiliates on that date, approximately 5,091,600 shares were freely tradable without restriction or further registration under the Securities Act of 1933. In addition, approximately 3,625,000 additional shares held by non-affiliates were then eligible to be sold in accordance with Rule 144 under that Act and approximately 4,095,581 more shares will be able to be sold within the ensuing twelve month period.

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has owned shares which have been acquired from us or an affiliate of us at least one year prior to resale and who files a requisite notice with the SEC to sell within any three month period a number of those shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding; or

•

the average weekly trading volume of the common stock on a national securities exchange and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice with respect to such sale.

Any shares registered in the registration statement of which this prospectus is a part and which are acquired by any of our affiliates in accordance with the any of the plans of distribution described below will not be subject to the one year holding period although they cannot be publicly resold by such affiliates for at least ninety days subsequent to the effective date of such registration statement.

Sales under Rule 144, however, generally are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. If, however, a stockholder (or stockholders where shares are aggregated) has owned shares which have been acquired from us or an affiliate of us at least two years prior to resale and who is not then and has not been an affiliate of us at any time during the immediately preceding three months, the stockholder(s) may sell the shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144.

We may file a registration statement with the SEC for shares of our common stock issued or reserved for issuance under our present or future compensatory plans. Any shares registered under that registration statement will be available for sale in the open market.

THE SELLING STOCKHOLDERS

The following table sets forth information as of March 12, 2007 with respect to our common stock held by each selling stockholder:

Name of Selling Stockholder	Number of Shares Owned Before the Offering (1)	Number of Shares Being Offered	Number of Shares to be Owned After the Offering	Percentage of Outstanding Shares to be Owned After the Offering (assuming the sale of all shares being offered by the selling stockholders)
Interactive Media Technologies, Inc.	7,102,925	7,102,925	-0-	-0-
Margherita Colello	1,000,000	1,000,000	-0-	-0-
Dino Natali	750,000	750,000	75,000 (2)	0.3%
Santo Sciarrino	500,000	500,000	-0-	-0-
Jopat Enterprise, Inc.	500,000	500,000	-0-	-0-
James Drew	500,000	500,000	-0-	-0-
Judith Holding, Ltd.	500,000	500,000	-0-	-0-
Paul and Nancy Williams	500,000	500,000	-0-	-0-
Dominic Albi	25,000	25,000	537,500 (2)	2.4%
Tremont Ventures, LLC	1,000,000	500,000	500,000	2.2%
Philippi Trading, Inc.	500,000	250,000	250,000	1%
Family Medicine Clinics	250,000	125,000	125,000	0.5%
EVoice International, Inc.	250,000	125,000	125,000	0.5%
Andre Larabie, Inc.	125,000	62,500	62,500	0.25%
The Bowditch Corporation	125,000	62,500	62,500	0.25%
John Sciarrino	125,000	62,500	62,500	0.25%
Richard Banconi	50,000	50,000	-0-	-0-
Neal Vaccaro	50,000	50,000	-0-	-0-
Carl Feuerstein	30,000	30,000	-0-	-0-
Marilyn Gerstein	30,000	30,000	-0-	-0-
Irwin Dwoskin	30,000	30,000	-0-	-0-
Phillip Goldberg	30,000	30,000	-0-	-0-
Allen Feuerstein	20,000	20,000	-0-	-0-
Jack S. Rizzo	10,000	10,000	-0-	-0-
Sari Dwoskin	10,000	10,000	-0-	-0-

___________________

(1)

Does not include shares underlying derivative securities which shares are being offered for sale by us pursuant to this prospectus.

(2)

Represent shares underlying warrants which have been registered in the registration statement of which this prospectus is a part.

The selling stockholders purchased their respective shares from us in private transactions. The shares were not offered or sold by means of: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium, or broadcast over television or radio, (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising, or (iii) any other form of general solicitation or advertising and the purchases were made for investment and not with a view to distribution.

We have been advised that the respective persons identified below have voting and dispositive powers of the shares held by the following entities:

ENTITY	NAME OF PERSON
Interactive Media Technologies, Inc	Steven M. Williams
Jopat Enterprise, Inc.	Santo Sciarrino
Philippi Trading, Inc	Brian Kane
Tremont Ventures, LLC	Robert Seaman
Family Medicine Clinics	Jonathan Ware
Evoice International, Inc.	Jonathan Ware
Andre Larabie, Inc.	Andre Larabie
The Bowditch Corporation	Clifford Bowditch
Judith Holding, Ltd.	Eleanor Bauman

We have been advised by the selling stockholders that none of them is a registered broker-dealer or an affiliate of a registered broker-dealer.

Dominic Albi has been our financial advisor and has introduced us to certain of the selling stockholders and purchasers of our convertible debentures for which he has received compensation from us.

In June 2006 we entered into a one year management agreement with Tremont Ventures LLC. The agreement provides that Tremont is entitled to 8,000 shares of our common stock for each of twelve months plus reasonable expenses for services rendered and to be rendered. The services consist primarily of advice relating to possible acquisitions and sources of additional capital. Tremont anticipates that it will spend approximately ten hours per month providing the services to us.

In addition, subsequent to July 1, 2007 and for a period of four years thereafter, Tremont has agreed to be available on a continuing basis to provide advice and guidance in consideration of the foregoing compensation and such other compensation as may be agreed to between Tremont and us.

In October 2006 Judith Holding. Ltd. purchased a convertible debenture issued by us in the amount of $100,000. The debenture matures on December 31, 2008, bears interest at the annual rate of 10% and is convertible into our common stock at $.75 per share, subject to adjustment as provided in the debenture. In November and December 31, 2006, (a) Santo Sciarrino and his spouse purchased a similar debenture in the amount of $100,000 and (b) James Drew purchased a similar debenture in the amount of $25,000. We issued each of the convertible debentures for face value.

Except for the relationships and transactions described in this prospectus, none of the selling stockholders has had any position, office or other material relationship with us or any of our affiliates or any of our predecessors within the past three years.

PLANS OF DISTRIBUTION

IMT intends to distribute 7,102,925 of our shares to its 285 stockholders in proportion to the number of shares of IMT that each of them holds. Steven M. Williams beneficially owns approximately 24% of such shares.

Until such time, if any, as our shares become quoted on the OTC Bulletin Board, the price at which shares sold by the selling stockholders other than IMT will be $.25 per share. Those selling stockholders have advised us that thereafter the sale or distribution of our common stock which may be effected by them or by pledgees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, will take place either (a) on the over-the-counter market or in any other market on which the price of our shares is quoted or (b) in transactions otherwise than on the over-the-counter market or in any other market on which the price of our shares is quoted. Such transactions may be effected at or about prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling stockholders may be deemed to be underwriters and any brokers, dealers or agents that participate in the distribution of the common stock may also be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The shares to be offered by upon exercise of outstanding warrants will be sold directly by us without the payment of any commission. The exercise prices of the warrants range from $.12 per share to $.22 per share and the weighted average exercise price is approximately $.16 per share. The warrants are immediately exercisable and expire on December 31, 2008.

We have or will pay for all costs and expenses incident to the registration of the shares offered by the selling stockholders. We will not pay sales or brokerage commissions or underwriter or dealer discounts with respect to sales of the shares offered by the selling stockholders.

Our shares are subject to the “penny stock rules” adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Such rules require, among other things, that brokers who trade “penny stock” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Penny stocks sold in violation of the applicable rules may entitle the buyer of the stock to rescind the sale and receive a full refund from the broker.

Many brokers have decided not to trade “penny stock” because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market-makers in such securities is limited. In the event that our shares remain subject to the “penny stock rules” for any significant period, there may develop an adverse impact on the market, if any, for our shares. Because our shares are subject to the ‘penny stock rules,” investors will find it more difficult to dispose of them and the liquidity of the shares, if any, may be significantly diminished. Further, for companies whose securities are quoted on the OTC Bulletin Board or the “Pink Sheets,” it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

INDEMNIFICATION

We have agreed to indemnify our executive officers and directors to the fullest extent permitted by the Florida Business Corporation Act. That law generally permits us to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was an officer or director or is or was serving at our request as an officer or director. The indemnity may include expenses (which we may pay in advance of a final disposition), including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful approval if the officer or director is adjudged to be liable to us. The indemnification provisions of the Florida Business Corporation Act are not exclusive of any other rights to which an officer or director may be entitled under our bylaws, by agreement, vote, or otherwise.

Insofar as indemnification arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding that primarily involves a claim for damages and the amount involved in such proceeding, exclusive of interest and costs, exceeds 10% of our current assets nor is any of our property the subject of such a pending legal proceeding. We are not aware of any such proceeding that a governmental authority is contemplating.

LEGALITY OF SHARES

The legality of the shares of common stock offered by this prospectus has been passed upon for us by Reisman & Associates, P.A. to the extent set forth in its opinion filed as an exhibit to the registration statement of which this prospectus is a part. An affiliate of such firm beneficially owns 600,000 shares of our common stock.

EXPERTS

The financial statements included in the Prospectus have been audited by Ribotsky, Levine & Company, CPAs, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have electronically filed a registration statement on Form SB-2 and amendments thereto with the SEC with respect to the shares of common stock to be sold in this offering. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for complete information. With respect to references made in this prospectus to any contract or other document, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement and other materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy statements and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy soliciting material and other information with the SEC.

We intend to furnish our stockholders with annual reports containing audited financial statements.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

GlobalTel IP, Inc.

Boca Raton, Florida

We have audited the accompanying balance sheets of GlobalTel IP, Inc. as of September 30, 2006, and 2005, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included the consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobalTel IP, Inc., as of September 30, 2006, and 2005, and the results of its operations and its cash flows for each of the years in the two year period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred net losses since its inception and has experienced severe liquidity problems. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ribotsky Levine & Company, CPAs

Certified Public Accountants

Miami, Florida

December 22, 2006

GLOBALTEL IP, INC.

BALANCE SHEETS

For the Years Ended September 30,

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 19,600	$ 113,185
Accounts receivable - net	41,238	2,510
Prepaid expenses and other current assets	52,981	1,673
Total Current Assets	113,819	117,368
PROPERTY AND EQUIPMENT, NET	288,572	94,553
OTHER ASSETS	2,000	-
TOTAL ASSETS	$ 404,391	$ 211,921
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued expenses	$ 60,250	$ 36,158
Accounts payable	94,362	14,839
Commissions payable	10,423	10,849
Total Current Liabilities	165,035	61,846
Due to related party	283,808	66,303
Deferred revenue	75,978	44,935
Total Liabilities	524,821	173,084
STOCKHOLDERS' EQUITY (DEFICIT):		
Preferred stock - 200,000,000 shares authorized, no par value; no shares issued or outstanding	-	-
Common stock - 750,000,000 shares authorized, $.001 par value; 22,301,425 and 18,073,500 shares issued and outstanding respectively	22,301	18,073
Additional paid-in capital	1,495,082	846,025
Less: Subscription receivable	(10,000)	-
Accumulated (deficit)	(1,627,813)	(825,261)
Total Stockholders' Equity (Deficit)	(120,430)	38,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 404,391	$ 211,921

"Attention is directed to the Independent Auditors' Report and accompanying notes to these financial statements"

"Attention is directed to the Independent Auditors' Report and accompanying notes to these financial statements"

"Attention is directed to the Independent Auditors' Report and accompanying notes to these financial statements"

GLOBALTEL IP, INC.

STATEMENTS OF CASH FLOWS - (Continued)

For the Years Ended September 30,

	2006	2005
Sub-totals from previous page	$ (683,585)	$ (212,815)
Cash Flows From Financing Activities:		
Proceeds from issuance of common stock, warrants and options	590,000	326,000
Net Cash Provided by Financing Activities:	590,000	326,000
Net (Decrease) Increase In Cash	(93,585)	113,185
Cash - Beginning of Period	113,185	-
Cash - End of Period	$ 19,600	$ 113,185
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company issued 7,000,000 shares in 2005 for $70,000 in equipment and software in connection with an Asset Purchase Agreement with Interactive Media Technolgies, Inc., (IMT) a related party.

The Company issued 102,925 shares during the year ended September 30, 2006 to purchase software valued at $20,585 from IMT, a related party.

The Company issued 893,500 shares during the year ended September 30, 2005 for services to non-employees.

The Company issued 500,000 shares during the year ended September 30, 2006 to a former officer of the Company for services performed during its development stage valued at $5,000.

"Attention is directed to the Independent Auditors' Report and accompanying notes to these financial statements"

GLOBALTEL IP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common stock		Additional paid-in capital	Stock Subscription Receivable	Accumulated Deficit	Total
	Shares	Amount				
BALANCE AT SEPTEMBER 30, 2004	6,920,000	$ 6,920	$ 448,743	$ -	$ (454,636)	$ 1,027
Shares issued for cash	3,260,000	3,260	322,740	-	-	326,000
Shares issued for non-employee services	893,500	893	8,042	-	-	8,935
Warrants issued for non-employee services	-	-	3,500	-	-	3,500
Shares issued for assets	7,000,000	7,000	63,000	-	-	70,000
Net (Loss) year ending September 30, 2005	-	-	-	-	(370,625)	(370,625)
BALANCE AT SEPTEMBER 30, 2005	18,073,500	18,073	846,025	-	(825,261)	38,837
Shares issued for cash	3,625,000	3,625	596,375	(10,000)	-	590,000
Shares issued for non-employee services	500,000	500	4,500	-	-	5,000
Warrants issued for non-employee services	-	-	27,700	-	-	27,700
Shares issued for assets	102,925	103	20,482	-	-	20,585
Net (Loss) year ending September 30, 2006	-	-	-	-	(802,552)	(802,552)
BALANCE AT SEPTEMBER 30, 2006	22,301,425	$ 22,301	$ 1,495,082	$ (10,000)	$ (1,627,813)	$ (120,430)

"Attention is directed to the Independent Auditors' Report and accompanying notes to these financial statements"

GLOBALTEL IP, INC.

Notes to Financial Statements

September 30, 2006 and 2005

NOTE 1 -

ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

GlobalTel IP, Inc. (the “Company”) formerly CNE Industries, Inc., was incorporated in the state of Florida on November 11, 1999. Originally formed as a developer of unique websites, the Company ceased operations in 2002. In 2005, the Company became a provider of Voice Over Internet Protocol (VOIP) services and an authorized re-seller of international pre-paid telecommunication services through Interactive Media Technologies, Inc. (“IMT”), a related party.

USE OF ESTIMATES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and operations for the reporting period. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not own any cash equivalents at September 30, 2006 or 2005.

ACCOUNTS RECEIVABLE

The Company provides an allowance for uncollectible accounts based upon a periodic review and analysis of outstanding accounts receivable balances. Uncollectible receivables are charged to the allowance when deemed uncollectible. Recoveries of accounts previously written off are used to credit the allowance account in the periods in which the recoveries are made. The Company provided an allowance for doubtful accounts of $3,200 for the year ending September 30, 2006, and $500 for the year ending September 30, 2005.

LONG-LIVED ASSETS

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of long-lived assets. If and when such factors, events or circumstances indicate possible impairment to long lived-assets the Company would make an estimate of undiscounted cash flows over the remaining lives of the respective assets in measuring recoverability from future operations.

CONCENTRATION OF CREDIT RISK

The Company currently maintains cash balances at one banking institution. Balances maintained are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time to time, the Company maintained cash balances in excess of federally insured limits. At September 30, 2006, cash balances did not exceed existing insured FDIC limits. At September 30, 2005, cash balances in excess of insured FDIC limits totaled $13,185

MAJOR SUPPLIER

During the years ended September 30, 2006 and 2005, the Company had one major supplier (IMT, a related party). During the years ended September 30, 2006 and 2005 IMT represented approximately 95% and 100% respectively of total carrier costs for VOIP services.

RESEARCH AND DEVELOPMENT COSTS

The Company expenses research and development costs as incurred. For the years ended September 30, 2006 and 2005 the Company had $113,464 and $5,337 in R&D expenditures respectively.

COMPREHENSIVE INCOME

Statement of financial accounting standards No. 130, Reporting comprehensive income (SFAS No. 130), establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity, except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in financial statements that are displayed with the same prominence as other financial statements. The Company had no comprehensive income during the years ended September 30, 2006 and 2005.

REVENUE RECOGNITION AND DEFERRED REVENUES

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. The Company recognizes sales from telecommunications services as services are provided. Payments are made at the customer’s own discretion, primarily through a web-based payment system. Services consist primarily of VoIP telecommunication measured in units of time and therefore the primary criterion for the recognition of revenues is the usage of time by customers.  Payments received in advance before the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue. Cost of revenue includes the cost of capacity associated with the revenue recognized within the corresponding time period.

NOTE 1 -

ORGANIZATION, CAPITALIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EARNINGS PER SHARE

Basic income (loss) per common share is calculated using the weighted average number of shares outstanding during the periods reported. Diluted earnings per share include the weighted average effect of all dilutive securities outstanding during the periods presented. Diluted per share loss is the same as basic per share loss when there is a loss from continuing operations. Accordingly, for purposes of dilutive earnings per share, the Company excluded the effect of warrants and options as of September 30, 2006 and 2005 for 2,312,500 and 350,000 shares, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued expenses, deferred liabilities and due from related party. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. For financial statement purposes depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the asset.

Expenditures for replacements, maintenance and repairs that do not extend the lives of the respective assets are charged to expense as incurred. When assets are retired, sold or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are recognized.

INCOME TAXES

The Company recognizes income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company records valuation allowance to reduce net deferred tax assets to the amount considered more likely than not to be realized. Changes in estimates of future taxable income can materially change the amount of such valuation allowances.

STOCK-BASED COMPENSATION

Prior to January 1, 2006, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method of accounting, under which compensation expense was only recognized if the exercise price of the Company's employee stock options was less than the market price of the underlying common stock on the date of grant. The Company also had adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure. In March 2005 the SEC issued SAB No. 107, Share-Based Payment ("SAB 107") which provides guidance regarding the interaction of SFAS 123R and certain SEC rules and regulations. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R "Share Based Payments" using the modified retrospective transition method. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of each award as of the date of grant or assumption using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable. The Black-Scholes option pricing model considers, among other factors, the expected life of the award and the expected volatility of the Company's stock price.

COMPENSATED ABSENCES

The Company does not accrue for compensated absences and recognizes the costs of compensated absences when actually paid to employees. Accordingly, no liability for such absences has been recorded in the accompanying financial statements. Management believes the effect of this policy is not material to the accompanying financial statements.

ADVERTISING COSTS

Advertising costs are expensed as incurred. The Company had advertising costs of $22,279 during the year ended September 30, 2006. No advertising costs were incurred during the year ended September 30, 2005.

NOTE 2 -

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS No. 153

SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB opinion No. 29,” was issued in December 2004. This statement amends and clarifies financial accounting for nonmonetary exchanges. The amendments eliminate certain previous exceptions to the use of fair value and are intended to improve the comparability of cross-border financial reporting by narrowing the differences with existing International Accounting Standards Board standards. This statement is effective for the third quarter of 2005. The Company had no qualifying exchanges impacted by the adoption of this standard during the relevant period. Our adoption of SFAS 153 is not expected to have a material impact on our financial position, results of operations or cash flows.

SFAS No. 154

On June 1, 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards, or SFAS, No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB, Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in the statement of operations.

When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company had no qualifying changes in its accounting policies, thus accordingly, SFAS 154 did not have a material impact on our financial position, results of operations or cash flows.

SFAS No. 155

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006.

SFAS No. 156

In March 2006 FASB issued SFAS 156 ‘Accounting for Servicing of Financial Assets’ this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Management believes that this statement will not have a significant impact on the financial statement for the fiscal year that ends September 30, 2007, the first period which corresponds to the Company’s adoption of this Statement.

NOTE 3 -

GOING CONCERN

During the years ended September 30, 2006 and 2005, and since inception, the Company has experienced cash flow problems. From time-to-time, the Company has experienced difficulties meeting its obligations as they became due. As reflected in the financial statements, the Company incurred net losses of approximately $802,000 and $371,000 for the years ended September 30, 2006 and 2005, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

In fiscal year 2005 the Company entered into a new business (VoIP) and during fiscal year 2006 made changes to its business plan to shift from retail customers to larger wholesale clients and to broaden its network of carriers. These changes and increases in research and development expenses required the Company to rely on equity and debt financing to supplement cash flow from operations. Management believes efforts to expand its services, recruitment of new agents and resellers and anticipated increases in revenue will enable it to alleviate some of the liquidity and profitability issues above.

However, the Company anticipates that it will have to continue to rely on periodic infusions of equity capital and/or substantial credit facilities to meet its financial obligations for the foreseeable future until such time as positive cash flows from operations can be generated.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

NOTE 4 -

PROPERTY AND EQUIPMENT

The Company’s property and equipment as of September 30, 2006 and 2005 consists of the following:

			ESTIMATED
			USEFUL LIFE
	2006	2005	(IN YEARS)

Software	$73,473	$52,000	4
Network equipment	93,059	25,500	5
VOIP equipment and software	163,864	24,463	5
Office equipment and furniture	11,817	3,235	5
	342,213	105,198

Less accumulated depreciation	(53,641)	(10,645)
Net property and equipment	$288,572	$94,553

Depreciation expense totaled $42,997 and $10,645 for the years ended September 30, 2006 and 2005, respectively.

NOTE 5 -

DEFERRED INCOME TAXES

For Federal income tax purposes, the Company’s net operating losses available to offset future federal taxable income of approximately $1,629,000, subject to limitations, expire at various times through 2025. Net deferred income tax asset as of September 30, 2006 and 2005 consists of the following:

	2006	2005

Deferred income tax asset arising
from net operating loss carryforward	$652,000	$330,000
Less valuation allowance	(652,000)	(330,000)

Net deferred tax asset	$ -	$ -

NOTE 6 -

EQUITY TRANSACTIONS

Common Stock

During the year ended September 30, 2006, the Company sold 3,625,000 shares of common stock for cash at share prices ranging from $.10 to $.20 per share. In addition, the Company issued 500,000 restricted shares to an officer of the Company for services rendered during its development stage valued at $5,000 and issued 102,925 shares of common stock to IMT, a related party, as consideration for the purchase of equipment and software valued at $20,585, the net book value at the time of purchase.

During the year ended September 30, 2005, the Company sold 3,260,000 for cash for a share price of $.10 each. A total of 893,500 shares were issued for services to non-employees. Additionally, the Company issued 7,000,000 shares of common stock for assets related to initial development of its VOIP business valued at $70,000 in accordance with the terms of an Asset Purchase Agreement dated February 25, 2005 between the Company and IMT.

Stock Options

During the year ended September 30, 2006 the Company adopted the GlobalTel IP, Inc. 2005 Incentive Equity Plan (the “Plan”) allocating up to five million shares of the Company’s common stock to offer incentives to key employees, contractors, directors and officers. On February 28, 2006, the Board of Directors, pursuant to the Plan, granted 1,850,000 options to eight individuals at an exercise price of $.22. The options vest upon issuance and expire on March 1, 2010.

Under the provisions of FAS 123(R), the fair value of the stock option grant was estimated on the date of the grant using the Black Scholes Merton Option pricing model with the following assumptions: risk-free interest rate of 5.50%; expected dividend yield of 0%; expected life of 1 year; and expected volatility of 20%.  The fair value of the options and resulting compensation expense for the reward was $23,075.

No options were exercised or cancelled during the year ended September 30, 2006.

Warrants Issued to Consultants

During the year ended September 30, 2006 the Company issued warrants to non-employees to purchase 462,500 shares of common stock in exchange for services rendered as follows:

During the year ended September 30, 2005 the Company issued warrants to non- employees to purchase 350,000 shares of common stock in exchange for services rendered as follows:

No warrants were exercised or cancelled during the year ended September 30, 2006. In September 2006, the Company extended the expiration date on all outstanding warrants.

The Company accounted for these transactions pursuant to FASB 123(R) and EITF 96-18. Costs are measured at the estimated fair market value of the consideration received or equities issued which ever is more readily determinable. Accordingly, due to the lack of marketability of its equities at the time the warrants and shares were issued, the Company valued these transactions at the estimated value of the services received.

NOTE 7 -

RELATED PARTY TRANSACTIONS

The Company purchased assets related to development of its VOIP business from IMT valued at $70,000. The Company issued 7,000,000 shares of common stock for these assets and other consideration as defined under the terms of an Asset Purchase Agreement dated February 25, 2005 between the Company and IMT. The Company is also obligated under two property sub-lease agreements to IMT. (Note 8)

The Company has engaged two consultants who are also officers and shareholders. Non-employee cash compensation paid to these individuals totaled $0 and $48,000 for the years ended September 30, 2006 and 2005, respectively.

The Company’s former Chairman and CEO, who holds like positions with IMT was issued 500,000 restricted shares of the Corporation’s common stock on December 15, 2005 for services rendered to the Company during its development stage.

NOTE 8 -

OBLIGATIONS UNDER OPERATING LEASES

The Company currently sub-leases all of its operating and office facilities from IMT (a related party) who also supplies the Company with certain administrative, billing, marketing and web site and software support under a separate agreement.

Under its Office Lease Agreement with IMT the Company is obligated to pay $3,500 per month through the end of the lease term in March 2007. Additionally, under its current Co-Location Lease Agreement the Company is obligated to pay $1,850 per month through the end of the lease term in February 2007.

Rental expense incurred during the years ended September 30, 2006 and 2005 was $32,700 and $11,700, respectively.

NOTE 9  -

CONTINGENCIES

On June 1, 2006, the Company entered into an agreement with an international financial consulting firm which was scheduled to commence in the fourth quarter of its fiscal year ending September 30, 2006. The agreement provides compensation which includes the issuance of up to 96,000 shares of common stock of the Company over the one-year term of the agreement. The Company is attempting to renegotiate the terms of this agreement or to induce performance under its original terms. The Company will record the cost of any stock which may be paid in the future for these services in accordance with SFAS 123R and EITF No. 96-18. As of the September 30, 2006 no shares have been issued or demanded pursuant to this agreement. Currently management can not estimate the outcome of this contingent obligation and has not recorded any liability related to its obligations under this consulting arrangement.

NOTE 10 -

REGULATORY MATTERS

The telecommunications industry is subject to federal, state and local regulations. Additionally, the Company operates in several foreign countries. Any change in those regulations or enforcement of those regulations could impact the Company’s future ability to continue its current operations.

NOTE 11-

SUBSEQUENT EVENTS

Subsequent to year end, the Company issued three convertible debentures totaling $225,000. The notes bear interest of 10% annually payable at the end of each quarter beginning on December 31, 2006. The notes mature on December 31, 2008, however the Holders of the debentures may, at any time prior to maturity, convert the outstanding principle and interest due, if any, on the notes to common stock of the Company at an exercise price of $.75 per share.

In October 2006, 72,656 shares were issued to non-employees for services related to advertising and consulting. The services were valued at approximately $14,500. Approximately $5,550 of these fees were included in accounts payable at year-end.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The registrant had agreed to indemnify its executive officers and directors the fullest extent permitted by the Florida Business Corporation Act. That Act permits the registrant to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by the registrant or in its right) by reason of the fact that the person is or was an officer or director or is or was serving our request as an officer or director. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The registrant may indemnify officers and directors in an action by the Registrant or in its right under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the registrant. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the registrant must indemnify him against the expenses which he actually and reasonably incurred. The foregoing indemnification provisions are not exclusive of any other rights to which an officer or director may be entitled under a our bylaws, by agreement, vote, or otherwise.

ITEM 25.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses to be paid by the registrant in connection with this offering are as follows. All amounts other than the Securities and Exchange Commission registration fee are estimates.

Securities and Exchange Commission

registration fee

$     336.83

Printing and engraving

    1,250.00

Accounting and auditing fees and expenses

  15,000.00

Legal fees and expenses

  47,000.00

Blue sky fees and expenses

       500.00

Transfer agent fees

       250.00

Miscellaneous

       663.17

                                                                                               --------------

Total.............................................                   $65,000.00

                                                                                               =========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

From June 2005 to September 2005, the registrant sold an aggregate of 3,260,000 shares of common stock to 15 private investors and warrants to purchase 50,000 shares to one private investor for an aggregate of $326,000. The warrants are exercisable at $.20 per share and expire on July 12, 2007.

In February 2005, pursuant to an Asset Purchase Agreement with Interactive Media Technologies, Inc. (“IMT”), the registrant issued 7,000,000 shares to IMT. The assets purchased consisted primarily of hardware and software which the registrant valued at $70,000.

In March 2006, in consideration for consulting services, the registrant issued options for the purchase of 250,000, 150,000 and 150,000 shares of its common stock each to Amar Behura, Sudhir Kumar and Mamata Tripathy at $.22 per share. The options expire in February 2010.

In June 2005, the registrant issued 25,000 shares to Dominic Albi for financial advisory services.

In September 2005, the registrant issued 668,500 shares to Michael J. Gutowski for consulting services and 200,000 shares to Jonathan B. Reisman for legal services.

From July 2005 to June 2006, the registrant issued warrants to Dominic Albi to purchase 425,000 shares at $.12 per share and 112,500 shares at $.22 per share as partial consideration for introducing certain private investors to the registrant. The warrants expire from on December 31, 2008.

In November 2005, the registrant sold an aggregate of 1,250,000 shares and warrants to purchase 25,000 shares to three private investors for $125,000. The warrants are exercisable at $.20 per share and expire on December 31, 2008.

In December 2005, the registrant issued 500,000 shares of common stock to Steven M. Williams for services rendered to us in lieu of a cash payment of $5,000.

In December 2005, the registrant issued 5000,000 shares to Steven M. Williams as payment for his salary of $5,000.

In January and February 2006, the registrant sold an aggregate of 875,000 shares to five private investors for $175,000.

In March 2006, pursuant to a second Asset Purchase Agreement with IMT, the registrant issued 102,925 shares of common stock to IMT. The assets purchased consisted of hardware which the registrant valued at $20,585.

In April and June 2006, the registrant sold an aggregate of 1,500,000 shares to two private investors for $300,000.

From October to December 2006, the registrant issued its convertible debentures in the aggregate amount of $225,000 to three private investors for an aggregate of $225,000. The debentures mature on December 31, 2008, bear interest at the annual rate of 10% and are convertible into the registrant’s common stock at $.75 per share, subject to adjustment as provided in the debentures.

There were no principal underwriters.

The registrant claimed exemption from the registration provisions of the Securities Act of 1933 with respect to the securities pursuant to Section 4(2) thereof inasmuch as no public offering was involved. The shares were not offered or sold by means of: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium, or broadcast over television or radio, (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising, or (iii) any other form of general solicitation or advertising and the purchases were made for investment and not with a view to distribution. Each of the purchasers was, at the time of the purchaser’s respective purchase, an accredited investor, as that term is defined in Regulation D under the Securities Act of 1933, and had access to sufficient information concerning the registrant and the offering.

ITEM 27.  EXHIBITS.

3.01

Articles of Incorporation.*

3.02

Articles of Amendment to Articles of Incorporation filed March 12, 2001.*

3.03

Articles of Amendment to Articles of Incorporation filed October 4, 2004.*

3.04

Articles of Amendment to Articles of Incorporation filed March 31, 2005.*

3.05

Bylaws. *

4.01

Form of Specimen Stock Certificate for the registrant’s Common Stock. *

4.02

GlobalTel IP, Inc. 2005 Incentive Equity Plan. *

4.03

Form of option issued pursuant to GlobalTel, Inc. 2005 Incentive Equity Plan.*

4.04

Convertible Debenture in the principal amount of $100,000 issued to Judith Holding Ltd. **

4.05

Convertible Debenture in the principal amount of $100,000 issued to Josephine and Santo Sciarrino. **

4.06

Convertible Debenture in the principal amount of $25,000 issued to James Drew. **

 5.01

Opinion of Reisman & Associates, P.A. regarding legality of securities  being registered. ***

10.01

Asset Purchase Agreement of February 25, 2005 by and between Interactive Media Technologies, Inc. and the registrant. *

10.02

Asset Purchase Agreement of March 8, 2006 by and between Interactive Media Technologies, Inc. and the registrant. *

10.03

Software Support Agreement of March 1, 2005 by and between Interactive Media Technologies, Inc. and the registrant and related Software Support Order. *

10.04

Software Support Agreement of March 1, 2006 by and between Interactive Media Technologies, Inc. and the registrant and related Software Support Order. *

10.05

Office Lease Agreement of April 1, 2005 by and between Interactive Media Technologies, Inc. and the registrant. *

10.06

Co-Location Lease Agreement of March 1, 2006 by and between Interactive Media Technologies, Inc. and the registrant. *

10.07

Co-Location Lease Agreement of April 15, 2005 by and between Interactive Media Technologies, Inc. and the registrant. *

10.08

Office Lease Agreement of April 1, 2006 by and between Interactive Media Technologies, Inc. and the registrant. *

10.09

Management Agreement as of June 16, 2006 by and between the registrant and Tremont Ventures, LLC. *

10.10

Consulting Agreement as of March 1, 2006 by and between the registrant and Cofrec, Inc. **

10.11

Consulting Agreement as of March 1, 2006 by and between the registrant and Mamata Tripathy. **

10.12

Consulting Agreement as of March 1, 2006 by and between the registrant and Amar Behura. **

10.13

Consulting Agreement as of March 1, 2006 by and between the registrant and Sudhir Kumar. **

10.14

Software End User License Agreement of January 5, 2006 by and between the registrant and PortaOne, Inc.  **

10.15

Agreement of February 27, 2007 by and between Interactive Media Technologies, Inc. and the registrant. **

23.01

Consent of Reisman & Associates, P.A. The consent of Reisman & Associates, P.A. is set forth in Exhibit 5.01. ***

23.02

Consent of Ribotsky, Levine & Company, CPAs. **

_________________

*

Filed as an exhibit to our registration statement on Form SB-2 and hereby incorporated by reference.

**   Filed herewith.

*** To be filed by amendment.

ITEM 28.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) except as otherwise permitted by Item 512 (a)(1)(ii) of Regulation S-B, reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, in the City of Boca Raton, State of Florida, on the 21st day of March, 2007.

GlobalTel IP, Inc.

/s/       Larry M. Reid

By: Larry M. Reid, Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Larry M. Reid Larry M. Reid	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director	March 21, 2007
/s/ Michael J. Gutowski_ Michael J. Gutowski	Director	March 21, 2007